                                                Filed pursuant to Rule 424(b)(4)

                                1,000,000 SHARES

[LOGO]                                  CHESAPEAKE BIOLOGICAL LABORATORIES, INC.

                              CLASS A COMMON STOCK
                               ------------------

    All of the 1,000,000 shares of Class A Common Stock, par value $.01 per share (the "Common Stock" or "Class A Common Stock"), of Chesapeake Biological Laboratories, Inc. ("CBL" or the "Company") offered hereby are being sold by the Company. The Company's Common Stock is traded on The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "CBLI." On June 11, 1997, the closing bid and asked prices for the Common Stock, as reported by the Nasdaq National Market, were $3.875 and $4.125, respectively. See "Price Range of Common Stock.".
                            ------------------------

               SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR CERTAIN
             FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.

                                                    PRICE              UNDERWRITING             PROCEEDS
                                                     TO                DISCOUNTS AND               TO
                                                   PUBLIC             COMMISSIONS(1)           COMPANY(2)
Per Share.................................          $3.75                $0.24375               $3.50625
Total(3)..................................       $3,750,000              $243,750              $3,506,250

(1) The Company has agreed to indemnify the Underwriter against certain liabilities including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company, which are estimated at $337,500.

(3) The Company has granted the Underwriter a 30-day option to purchase up to 150,000 additional shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the Price to Public will total $4,312,500, the Underwriting Discounts and Commissions will total $280,312, and the Proceeds to Company will total $4,032,188. See "Underwriting."
                            ------------------------

    The shares of Common Stock are offered by the Underwriter, subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery and to acceptance by the Underwriter and to certain further conditions. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the offices of Ferris, Baker Watts, Incorporated, 1720 Eye Street, N.W., Washington, D.C. or through the facilities of the Depository Trust Company, on or about June 16, 1997.
                            ------------------------

                              FERRIS, BAKER WATTS
                                  Incorporated

                  THE DATE OF THIS PROSPECTUS IS JUNE 12, 1997

                           [Photo: man in white suit]

                       [Photo: high technology machinery]

                            ------------------------

    IN CONNECTION WITH THE OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                            ------------------------

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITER'S OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED. THE OFFERING OF THE SHARES OF COMMON STOCK PURSUANT TO THIS PROSPECTUS IS REFERRED TO HEREIN AS THE "OFFERING." INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER THE HEADING "RISK FACTORS." THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS."
                            ------------------------

                                  THE COMPANY

    Chesapeake Biological Laboratories, Inc. ("CBL" or the "Company") is an established provider of pharmaceutical and biopharmaceutical product development and production services. The Company serves a broad range of customers, from major international pharmaceutical firms to emerging biotechnology companies. Since 1990, CBL has provided services on a contract basis to more than 80 pharmaceutical and biotechnology companies and has contributed to the development and production of more than 100 therapeutic products. Customers contract with the Company to produce development stage products for use in U.S. Food and Drug Administration ("FDA") clinical trials and to produce and manufacture FDA approved products for commercial sale.

    The Company has particular experience and expertise in providing development services and producing sterile, process-sensitive biopharmaceutical products. The specialized development services provided by the Company include research and development on sterile product formulations; test method development and validation; process design and manufacturing validations; regulatory and compliance consulting; preparation of clinical trial materials; container-closure system design; and accelerated and ongoing stability studies.

    In June 1996, the Company received ISO 9001 (International Organization for Standardization) certification, demonstrating CBL's conformance with the established international quality management standards for product design, development, production, inspection and testing. CBL believes that ISO 9001 certification provides it with a competitive advantage for attracting domestic and international customers.

    The pharmaceutical and biotechnology industries have experienced substantial growth in recent years. The biotechnology industry raised over $8 billion in equity capital during the twelve months ended June 30, 1996, according to Ernst & Young LLP. This influx in equity capital has provided pharmaceutical and biotechnology companies with increased resources to fund expanded research and development and to pursue additional FDA product approvals. The number of products in FDA clinical trials increased approximately 38%, from 476 to 657 in the twelve months ended June 30, 1995 and 1996, respectively, also according to Ernst & Young LLP. As the pharmaceutical and biotechnology industries focus their efforts on research and development of new products, certain development and production functions are increasingly outsourced to companies such as CBL. See "Business--Market Overview" and "--Factors Influencing Increased Outsourcing."

    CBL's objective is to accelerate its growth and profitability by expanding its share of the market for product development and production services for the pharmaceutical and biotechnology industries. The Company's primary strategy to achieve this objective is to capitalize on outsourcing trends in those industries by increasing its development and production capabilities. As part of this strategy, in November 1996, the Company acquired a building in Baltimore, Maryland, which is currently being improved and equipped as a laboratory and pharmaceutical production facility. The Company anticipates that this additional facility will be fully operational in early 1998, and will increase its production capacity several-fold.

    CBL believes that its established experience and expertise, ISO 9001 certification, anticipated increase in capacity and ability to offer a broad range of drug development and production services, will enable it to provide competitive, cost-effective solutions to the pharmaceutical and biopharmaceutical industries.

    The Company was incorporated in Maryland in 1980. The Company's principal executive offices are located at its new facility at 1111 South Paca Street, Baltimore, Maryland 21230-2591. The Company's telephone number is (410) 843-5000.

                                  THE OFFERING

Common Stock Offered by the Company....  1,000,000 shares

Common Stock to be Outstanding after
  the Offering.........................  5,114,558 shares(1)

Use of Proceeds........................  For working capital and general corporate purposes, and to finance further expansion. See "Use of
                                         Proceeds."

Nasdaq National Market Symbol..........  "CBLI"

------------------------

(1) Excludes 571,900 shares of Common Stock issuable upon the exercise of outstanding stock options as of March 31, 1997, of which options to purchase 105,000 shares were then exercisable. See Note 10 of the Notes to Consolidated Financial Statements contained elsewhere in this Prospectus.

                         SUMMARY FINANCIAL INFORMATION
                    (In thousands, except per share amounts)

    The following summary selected financial information should be read in conjunction with, and is qualified in its entirety by, the more detailed financial statements and notes thereto included elsewhere in this Prospectus. The summary income statement data of the Company for the years ended March 31, 1993, 1994, 1995, 1996 and 1997 and the summary balance sheet data as of March 31, 1996 and 1997 have been derived from the Consolidated Financial Statements of the Company which have been audited by Arthur Andersen LLP, independent public accountants. This data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                                                                                   YEAR ENDED MARCH 31,
                                                                   -----------------------------------------------------
                                                                     1993       1994       1995       1996       1997
                                                                   ---------  ---------  ---------  ---------  ---------
INCOME STATEMENT DATA:
Operating revenue................................................  $   3,453  $   5,213  $   6,982  $   6,174  $   8,654
Gross profit.....................................................      1,376      1,897      1,904      2,247      2,758
Income from operations...........................................        314        564        365        538        791
Provision (benefit) for income taxes.............................         13          8       (209)       206        296
Extraordinary item...............................................         41      1,055         --         --         --
Net income.......................................................  $     257  $   1,563  $     566  $     309  $     504

FULLY DILUTED PER SHARE DATA:
Net income before extraordinary item.............................  $    0.06  $    0.13  $    0.14  $    0.08  $    0.12
Extraordinary item...............................................       0.01       0.26         --         --         --
                                                                   ---------  ---------  ---------  ---------  ---------
Net income.......................................................  $    0.07  $    0.39  $    0.14  $    0.08  $    0.12
Weighted average common and common equivalent shares
  outstanding....................................................      3,744      3,979      4,053      3,993      4,282

                                                                                               MARCH 31, 1997
                                                                                          -------------------------
                                                                              MARCH 31,               AS ADJUSTED
                                                                                1996       ACTUAL         (1)
                                                                             -----------  ---------  --------------
BALANCE SHEET DATA:
Cash.......................................................................   $     241   $   1,433    $    4,602
Working capital............................................................       2,161       2,794         5,963
Total assets...............................................................       4,320      13,444        16,613
Long-term debt and capital lease obligations...............................         105       8,554         8,554
Stockholders' equity.......................................................       3,384       4,043         7,212

------------------------

(1) Adjusted to give effect to the Offering at a price to the public of $3.75 per share and after deducting estimated underwriting discounts, offering expenses, and the applicable filing and registration fees.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    CERTAIN STATEMENTS CONTAINED IN THIS PROSPECTUS OR IN DOCUMENTS INCORPORATED HEREIN BY REFERENCE, INCLUDING WITHOUT LIMITATION STATEMENTS INCLUDING THE WORD "BELIEVES," "ANTICIPATES," "INTENDS," "EXPECTS" OR WORDS OF SIMILAR IMPORT, CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, GENERAL ECONOMIC AND BUSINESS CONDITIONS, CHANGES IN BUSINESS STRATEGY OR DEVELOPMENT PLANS, AND OTHER FACTORS REFERENCED IN THIS PROSPECTUS, INCLUDING WITHOUT LIMITATION UNDER THE CAPTIONS "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," AND "BUSINESS." GIVEN THESE UNCERTAINTIES, PROSPECTIVE INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS. THE COMPANY DISCLAIMS ANY OBLIGATION TO UPDATE ANY SUCH FACTORS OR TO PUBLICLY ANNOUNCE THE RESULTS OF ANY REVISIONS TO ANY OF THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN TO REFLECT FUTURE EVENTS OR DEVELOPMENTS.

                                  RISK FACTORS

    AN INVESTMENT IN THE COMPANY INVOLVES A HIGH DEGREE OF RISK. THE FOLLOWING RISK FACTORS, IN ADDITION TO OTHER INFORMATION IN THIS PROSPECTUS, SHOULD BE CAREFULLY CONSIDERED IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY.

DEPENDENCE ON AND EFFECT OF GOVERNMENT REGULATION

    The design, development, testing, manufacturing and marketing of pharmaceutical and biopharmaceutical compounds, other biotechnology products, diagnostic products and medical devices are subject to regulation by governmental authorities, including the FDA and comparable regulatory authorities in other countries. Because the Company derives a significant part of its revenues from the production of pharmaceutical and biopharmaceutical compounds for use in clinical trials required by the FDA, the Company's business depends, in part, on strict government regulation of the drug development process, especially in the United States. See "Business--Government Regulations."

    All facilities and production techniques used to produce products for clinical use or sale in the United States must be operated in conformity with the FDA's current Good Manufacturing Practices ("cGMP"), regulations and guidelines governing the development and production of pharmaceutical products. The Company's facilities are subject to periodic regulatory inspections to ensure compliance with cGMP requirements. Failure on the part of the Company to comply with applicable requirements could result in the termination of ongoing research or the disqualification of data for submission to regulatory authorities. A finding that the Company materially violated cGMP requirements could result in additional regulatory sanctions and, in severe cases, could result in a mandated closing of the Company's facilities which would materially and adversely affect the Company. See "Business--Government Regulations."

DEPENDENCE ON CERTAIN CUSTOMERS

    The Company's largest customers account for a significant percentage of its revenue. During the fiscal year ended March 31, 1997, revenues from the Company's three largest customers accounted for approximately 49%, 8% and 6%, respectively (or approximately 63% in the aggregate), of total revenues; during the fiscal year ended March 31, 1996, revenues from the Company's three largest customers accounted for approximately 41%, 14% and 8%, respectively (or approximately 63% in the aggregate), of total revenues; and during the fiscal year ended March 31, 1995, revenues from the Company's three largest customers accounted for approximately 51%, 18% and 8%, respectively (or approximately 76% in the aggregate), of total revenues. During each of these three fiscal years, the largest customer was Allergan (Botox), Ltd. ("Allergan"), a subsidiary of Allergan Pharmaceuticals, Inc. and the second and third largest customers varied. The Company expects that revenues from Allergan will decrease significantly for the Company's fiscal year ending March 31, 1998, and thereafter. The Company has been actively seeking to increase and diversify its customer base and, during the fiscal year ended March 31, 1997, revenues from customers other than Allergan increased to $4,380,000, or by 20% and 27%, respectively, when compared to the fiscal years ended March 31, 1996 and 1995. There can be no assurance that the Company's business will not continue to be dependent on certain customers or that annual results will not be dependent upon the performance of a few large projects for specific customers.

    Substantially all of the revenues derived by the Company from Allergan have been for the manufacture and sale to Allergan of Vitrax-TM- ("Vitrax"), a hyaluronic acid ("HA") based product developed by the Company for use in opthalmic surgery and now owned by Allergan. The contract manufacturing agreement for the manufacture of Vitrax for Allergan expired in February 1997. In April 1997, however, the agreement was extended until December 1997, and modified to provide for the production of Vitrax using active ingredient supplied by Allergan, rather than active ingredient manufactured by CBL. In addition, Allergan has been relieved of any obligation to purchase Vitrax exclusively from the Company and is seeking FDA approval for the manufacture of Vitrax at its own facility in Ireland.

    Due to the nature of the drug development process, significant customers in any one period may not continue to be significant customers in subsequent periods. Some customers may not seek the services of the Company for periods of a year or more during which they concentrate on testing and clinical trials related to the product produced by CBL. The Company continually seeks to increase its customer base and obtain new business from existing customers, whether or not significant contracts have expired or are expected to expire in the near future. The loss of business from a significant customer or the failure on the part of the Company to replace customers whose projects have been completed (either with new projects for such customers or new customers) could have a material adverse affect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Customers."

RISKS ASSOCIATED WITH THE COMPANY'S EXPANSION

    In order to meet anticipated accelerating industry demand for its services, the Company recently acquired a building that, when improved and equipped as a laboratory and pharmaceutical production facility (expected to occur in early
1998), will significantly expand the Company's pharmaceutical production capabilities. The proceeds of the Offering may be used for additional expansion by the Company of its facilities and operations. The Company is actively seeking opportunities and customer contracts to utilize its anticipated expanded capabilities. However, as of the date hereof, the Company has not entered into definitive agreements to do so. If the Company is unable to enter into a sufficient number of such agreements on favorable terms, the expenses relating to this growth (including the costs associated with the acquisition of the new building and the renovation, rehabilitation and equipping of the new building) may strain operational, human and financial resources before significant revenue is derived from this expansion. Failure to manage this expansion effectively could have a material adverse effect on the Company's business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON CERTAIN INDUSTRIES

    The Company's revenues are highly dependent on research and development expenditures, production-related compliance testing expenditures and contract manufacturing expenditures by the pharmaceutical, biotechnology and medical device industries. The Company has benefited from the growing tendency of pharmaceutical and biotechnology companies to engage independent organizations to conduct development and testing projects and to produce the pharmaceuticals necessary for such projects and for commercial sale. The Company's business could be materially and adversely affected by a general economic decline in these industries or by a reduction in the outsourcing of research, development, testing and manufacturing or production activities. See "Business--Market Overview" and "--Factors Influencing Increased Outsourcing."

RESTRICTIONS ON CAPITAL EXPENDITURES

    The Company financed the acquisition and subsequent renovation, rehabilitation and equipping of its new facility, located in the Carroll/Camden Industrial Park, partially with the proceeds of certain tax-exempt economic development revenue bonds issued by the Maryland Industrial Development Financing Authority ("MIDFA"). The terms of the financing and the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and corresponding regulations, limit to $10,000,000 the aggregate amount of capital expenditures attributable to facilities occupied by the Company within the City of Baltimore during the six-year period from November 1993 to November 1999. Because the Seton Business Park, at which the Company leases space, is also located in the City of Baltimore, capital expenditures made at that facility also accrue against this capital expenditure limit. The Code and corresponding regulations are highly technical and provide that capital expenditures made by others at the Seton Business Park facility, including the landlord and other facility tenants, over which the Company has no control, may accrue against the Company's capital expenditure limit. Accordingly, the Company may exceed the capital expenditure limit inadvertently.

    The Company believes that it is currently in compliance with this limitation (as of April 1, 1997, the Company estimates that upon completion of the renovation, rehabilitation and equipping of the new facility, it will have made capital expenditures of approximately $9,240,000 in the City of Baltimore during this period). The Company pays interest on the outstanding balance at a tax-exempt rate which, at June 11, 1997, was equal to 5.105% per annum. In the event that capital expenditures by the Company, or attributable to facilities occupied by the Company, in the City of Baltimore during the relevant period exceed $10,000,000 in the aggregate, an event of default would occur under the bond financing arrangements, the bonds would automatically lose their tax-exempt status, and the interest rate payable by the Company on the then outstanding balance would increase approximately 4%, based on current market conditions, and the Company would be required to refinance the existing indebtedness through other means.

    The ability of the Company to obtain alternate financing through a taxable bond issue is subject to a number of factors which are beyond the control of the Company and neither MIDFA nor First Union National Bank of North Carolina (the issuer of the letter of credit which enhances the credit of the economic development revenue bonds now outstanding) are required to cooperate in any such refinancing. In addition, upon the occurrence of a default resulting from the Company exceeding the capital expenditure limitation, MIDFA and the letter of credit issuer would be entitled to exercise their respective rights and remedies against the Company under the bonds and the security for the Company's obligations under the letter of credit. Accordingly, there can be no assurance that any such alternate financing arrangements will be available to the Company on commercially favorable terms, if at all. The continued application of the capital expenditure limitation may prevent the Company from undertaking potentially profitable projects which would otherwise be in the best interest of the Company until November 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

RISKS ASSOCIATED WITH NEW FACILITY CONSTRUCTION AND VALIDATION

    Renovation, rehabilitation and equipping of the Company's new facility are continuing and involve various and substantial risks, including risks created by such factors as governmental regulation, changes in economic conditions (such as fluctuations in interest rates and construction costs), acts of God, changes in budgeted costs and the performance of various contractors and subcontractors retained to renovate, construct and equip the new facility. Although the Company has retained The Whiting-Turner Contracting Company, believed by the Company to be among the more highly regarded construction and engineering firms in the mid-Atlantic region, as construction manager for the new facility, no assurances can be given that the facility will be renovated, constructed and equipped in a timely or in a good and workmanlike manner, if at all. In addition, because the pharmaceutical production suites which comprise portions of the new facility must be operated in conformity with cGMP regulations, once the improvement and equipping of the facility are completed, validation of the facility in accordance with cGMP regulations is required prior to the commencement of revenue-producing pharmaceutical production activities. Although the Company has substantial experience in validating facilities in accordance with cGMP regulations, no assurances can be given that, once the renovation, rehabilitation and equipping of the facility is completed, validation will occur in a timely manner, if at all. Substantial delay in the renovation, rehabilitation, equipping or validation of the new facility could have a material adverse effect on the Company's business.

    The Company intends to enter into equipment leasing transactions with respect to approximately $3,000,000 in pharmaceutical manufacturing equipment to be installed at the new facility, in part to comply with the capital expenditure limit imposed by the tax-exempt financing. To date, the Company has received commitment letters from several equipment leasing companies affiliated with major financial institutions to supply equipment for the new facility through operating lease arrangements. Based on these commitment letters, the Company expects to be able to enter into leasing arrangements on terms acceptable to the Company for the required equipment; however, the commitments are subject to conditions typical of like transactions, and no assurances can be given that the Company will be successful in entering into final leases for the requisite equipment. CBL's inability to enter into final leases for the requisite equipment could have a material adverse effect on the Company's business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

VARIATION IN QUARTERLY OPERATING RESULTS

    The Company's quarterly results have been, and are expected to continue to be, subject to fluctuations which are not the result of seasonal or cyclical factors. Quarterly results can fluctuate as a result of a number of factors, including the commencement, completion or cancellation of large contracts, timing of invoices for ongoing contracts, the timing of expenses for new facilities or equipment and changes in the mix of services provided by the Company. The Company believes that quarterly comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. In addition, fluctuations in quarterly results could affect the market price of the Common Stock in a manner unrelated to the longer term operating performance of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results."

COMPETITION

    The Company competes primarily with several pharmaceutical product development organizations and contract manufacturers of biopharmaceutical products, as well as the in-house research, development, quality control and other support service departments of pharmaceutical and biotechnology companies and with university research laboratories, some of which have substantially greater resources than the Company. Competitive factors in the contract development and manufacturing industry include reliability, turn-around time, reputation for innovative and quality science, capacity to perform numerous required services, financial strength and price. Although the Company believes that it compares well against its direct competitors and its current and potential customers' in-house capabilities on these factors, there can be no assurance that the Company will be successful in the future in obtaining customer contracts on commercially favorable terms, if at all. Increased competition may lead to increased price and other forms of competition that may adversely affect the Company. See "Business--Competition."

ENVIRONMENTAL RISKS AND HAZARDOUS MATERIALS

    The production, manufacturing and research and development processes of the Company involve the controlled use of hazardous materials. The Company is subject to laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. In the event of contamination or injury from hazardous materials, the Company could be held liable for any damages that result and any such liability could exceed its resources. In addition, there can be no assurance that the Company will not be required to incur significant costs to comply with environmental laws and regulations in the future. The Company may incur significant costs in maintaining environmental programs acceptable to the regulatory authorities. There can be no assurance that these programs will not require significant ongoing capital expenditures in excess of the planned levels, which could have a material adverse effect on the Company's results of operations. See "Business--Government Regulations."

POTENTIAL VOLATILITY OF STOCK PRICE

    The market price of the shares of Common Stock, like that of the common stock of many other similarly situated companies, may be highly volatile. Factors such as developments in the Company's relationships with its customers, changes in FDA and other governmental regulations, sales of large numbers of shares of Common Stock by existing Company stockholders and general market conditions may have a significant effect on the market price of the Common Stock. In addition, U.S. stock markets have experienced extreme price and volume fluctuations in the past. This volatility has significantly affected the market prices of securities of many pharmaceutical and biotechnology companies, and companies such as the Company in related industries, for reasons frequently unrelated or disproportionate to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Common Stock.

DEPENDENCE ON KEY PERSONNEL

    The Company's success is heavily dependent on the performance of its executive officers. In addition, the Company's proposed plan of development will require an increase in scientific, management and marketing personnel and the development of additional expertise by existing employees and management. Although the Company has been able to hire and retain qualified personnel, there can be no assurance that it will be successful in obtaining or recruiting such personnel in sufficient numbers to successfully implement its growth strategy. See "Business--Employees" and "Management."

BROAD DISCRETION AS TO USE OF PROCEEDS

    The Company intends to use the net proceeds of the Offering to finance further expansion, for working capital and for general corporate purposes. Most of the proceeds will be available for projects which are not yet identified and the management of the Company will have broad discretion with respect to the application of such proceeds. Pending such uses, the Company intends to invest the net proceeds of the Offering in United States government securities, securities issued or guaranteed by United States government agencies, deposits in commercial banks which have a net worth of at least $100,000,000, or commercial paper rated P-1 or better by Moody's Investor Service, Inc. or rated comparably by another nationally recognized rating service or bureau. See "Use of Proceeds."

POTENTIAL LIABILITY AND RISKS OF OPERATIONS

    The Company develops, formulates, tests and produces pharmaceutical products for others intended for use by the public. Such activities could expose the Company to risk of liability for personal injury or death to persons using such products, notwithstanding that the Company does not commercially market or sell products of its own directly to the public. In contracts for the production of FDA approved products for commercial sale, the Company seeks to reduce its potential liability through measures such as contractual indemnification provisions with customers (the scope of which may vary from customer to customer and the performance of which are not assured) and by the insurance maintained by the Company and its customers. Development services are typically undertaken pursuant to purchase orders which do not include specific indemnification or insurance provisions. Although the Company believes that this practice is typical in the industry, CBL could be materially adversely affected if it were required to pay damages or incur defense costs in connection with a claim for which no indemnity agreement is applicable; that is outside the scope of any applicable indemnity agreement; if the indemnity, although applicable, is not performed in accordance with its terms; or if the Company's liability exceeds the amount of applicable insurance or indemnity. The Company currently maintains product liability insurance limited to $1,000,000 with respect to these risks. See "Business--Potential Liability and Insurance."

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 1,000,000 shares of Common Stock by the Company in this Offering (at an offering price of $3.75 per share) are estimated to be approximately $3,168,750 ($3,689,062 if the Underwriter's over-allotment option is exercised in full), after deducting underwriting discounts and commissions and offering expenses payable by the Company.

    The Company intends to use all of the net proceeds of the Offering for working capital and other general corporate purposes to fund the Company's continued growth, including investment to expand and improve CBL's existing capabilities. Pending such uses, the proceeds from this Offering will be invested in United States government securities, securities issued or guaranteed by United States government agencies, deposits in commercial banks which have a net worth of at least $100,000,000, or commercial paper rated P-1 or better by Moody's Investor Service, Inc. or rated comparably by another nationally recognized rating service or bureau. See "Risk Factors--Broad Discretion as to Use of Proceeds" and "--Restrictions on Capital Expenditures."

                          PRICE RANGE OF COMMON STOCK

    The Common Stock had been listed on the American Stock Exchange Emerging Company Marketplace under the symbol "PHD.EC." Since May 27, 1997, the Company's Common Stock has been listed on the Nasdaq National Market under the symbol "CBLI." The following table sets forth for the periods indicated the high and low sales prices of the Common Stock as reported by the AMEX-EC and the Nasdaq National Market:

                                                                             HIGH        LOW
                                                                           ---------  ---------
FISCAL YEAR 1996:
  First Quarter..........................................................  $   2.75   $  1.875
  Second Quarter.........................................................      2.00      1.50
  Third Quarter..........................................................      1.875     1.1875
  Fourth Quarter.........................................................      1.75      1.1875
FISCAL YEAR 1997:
  First Quarter..........................................................      2.50      1.25
  Second Quarter.........................................................      3.50      1.375
  Third Quarter..........................................................      3.625     2.6875
  Fourth Quarter.........................................................      6.75      3.00
FISCAL YEAR 1998:
  First Quarter (through June 11, 1997)..................................      5.25      3.75

    The closing bid and asked prices of the Common Stock as reported by the Nasdaq National Market on June 11, 1997, were $3.875 and $4.125, respectively. As of April 10, 1997, there were approximately 248 holders of record of the Common Stock, and the Company believes that it had approximately 800 beneficial owners of the Company's Common Stock.

                                DIVIDEND POLICY

    The Company has never declared or paid a cash dividend on its Common Stock and intends to retain its earnings, if any, for future growth and, therefore, does not anticipate paying any cash dividends for the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                 CAPITALIZATION

    The following table sets forth at March 31, 1997 the actual capitalization of the Company and the capitalization of the Company on an adjusted basis to give effect to the sale by the Company of 1,000,000 shares of Class A Common Stock in the Offering (at a price to the public of $3.75 per share), and the application of the estimated net proceeds therefrom, as if such transactions had occurred as of March 31, 1997. This table should be read in conjunction with the Company's financial statements and the notes thereto included elsewhere in this Prospectus.

                                                                                         AS OF MARCH 31, 1997
                                                                                     ----------------------------
                                                                                        ACTUAL       AS ADJUSTED
                                                                                     -------------  -------------
Long-term debt and capital lease obligations, net of current portion...............  $   8,553,985  $   8,553,985
                                                                                     -------------  -------------
Stockholders' equity:
  Class A Common Stock, par value $0.01 per share, 8,000,000 shares authorized,
    4,114,558 shares issued and outstanding, actual; 5,114,558 shares issued and
    outstanding, as adjusted (1)...................................................         41,145         51,145
  Class B (non-voting) Common Stock, par value $0.01 per share, 2,000,000 shares
    authorized, none issued and outstanding........................................             --             --
Additional paid-in capital.........................................................      3,980,836      7,139,586
Retained earnings..................................................................         20,745         20,745
                                                                                     -------------  -------------
Total stockholders' equity.........................................................      4,042,726      7,211,476
                                                                                     -------------  -------------
Total capitalization...............................................................  $  12,596,711  $  15,765,461
                                                                                     -------------  -------------
                                                                                     -------------  -------------

------------------------

(1) Excludes 571,900 shares of Class A Common Stock issuable upon the exercise of certain stock options outstanding on March 31, 1997, of which options to purchase 105,000 shares were then exercisable. See Note 10 to Consolidated Financial Statements.

                            SELECTED FINANCIAL DATA
                     (in thousands, except per share data)

    The following table contains certain selected consolidated financial data of the Company and is qualified by the more detailed Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The selected financial data for the fiscal years ended and as of March 31, 1993, 1994, 1995, 1996 and 1997 have been derived from the Consolidated Financial Statements of the Company which have been audited by Arthur Andersen LLP, independent public accountants. This data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                                                                                           YEAR ENDED MARCH 31,
                                                                           -----------------------------------------------------
                                                                             1993       1994       1995       1996       1997
                                                                           ---------  ---------  ---------  ---------  ---------
INCOME STATEMENT DATA:
Operating revenue........................................................  $   3,453  $   5,213  $   6,982  $   6,174  $   8,654
Cost of revenue..........................................................      2,077      3,316      5,078      3,927      5,896
                                                                           ---------  ---------  ---------  ---------  ---------
  Gross profit...........................................................      1,376      1,897      1,904      2,247      2,758

Operating expenses:
  General and administrative.............................................        862      1,052      1,230      1,210      1,431
  Selling................................................................        200        281        309        455        413
  Research and development...............................................         --         --         --         44        123
                                                                           ---------  ---------  ---------  ---------  ---------
      Total operating expenses...........................................      1,062      1,333      1,539      1,709      1,967
                                                                           ---------  ---------  ---------  ---------  ---------
      Income from operations.............................................        314        564        365        538        791
Interest income (expense)................................................        (85)       (48)        (8)       (23)         9
                                                                           ---------  ---------  ---------  ---------  ---------
Income before provision (benefit) for income taxes and extraordinary
  item...................................................................        229        516        357        515        800
Provision (benefit) for income taxes.....................................         13          8       (209)       206        296
                                                                           ---------  ---------  ---------  ---------  ---------

Income before extraordinary item.........................................        216        508        566        309        504

Extraordinary item.......................................................         41      1,055         --         --         --
                                                                           ---------  ---------  ---------  ---------  ---------
Net income...............................................................  $     257  $   1,563  $     566  $     309  $     504
                                                                           ---------  ---------  ---------  ---------  ---------
                                                                           ---------  ---------  ---------  ---------  ---------
FULLY DILUTED PER SHARE DATA:
Net income before extraordinary item.....................................  $    0.06  $    0.13  $    0.14  $    0.08  $    0.12
Extraordinary item.......................................................       0.01       0.26         --         --         --
                                                                           ---------  ---------  ---------  ---------  ---------
Net income...............................................................  $    0.07  $    0.39  $    0.14  $    0.08  $    0.12
                                                                           ---------  ---------  ---------  ---------  ---------
                                                                           ---------  ---------  ---------  ---------  ---------
Weighted average common and common equivalent shares outstanding.........      3,744      3,979      4,053      3,993      4,282

BALANCE SHEET DATA: (AT PERIOD END)
Cash.....................................................................  $     280  $     634  $     161  $     241  $   1,433
Working capital..........................................................      1,139      1,493      1,822      2,161      2,794
Total assets.............................................................      2,264      3,587      4,138      4,320     13,444
Long-term debt and capital lease obligations.............................        827         83        154        105      8,554
Stockholders' equity.....................................................        875      2,493      3,075      3,384      4,043

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    The Company's operating revenues are derived from two principal sources--product development services and commercial production. The Company provides its customers in the pharmaceutical and biotechnology industries with product development services, including producing experimental products for use in clinical trials, and manufacturing services for FDA approved commercial drugs and medical devices on a contractual basis. The Company has particular experience and expertise in the development and production of sterile, process-sensitive biopharmaceutical products.

    The Company's scientific and engineering staff performs multiple product development functions for CBL's customers, including research and development of sterile product formulations; test method development and validation; process design and manufacturing validations; regulatory and compliance consulting; preparation of clinical trial materials; container-closure system design; and accelerated and on-going product stability studies. Following final development of a stable formulation of the pharmaceutical product and validation of the manufacturing process, the Company's production expertise is typically called upon to produce the development stage product for use in clinical trials or investigations, as part of the FDA approval process.

    CBL produces and manufactures FDA approved products for commercial sale by others. These products have included Vitrax, an HA-based product developed by the Company for use in human ophthalmic surgery, and manufactured by the Company for Allergan, and Equron-TM- ("Equron"), an HA-based product for use in treatment of equine joint disease, manufactured by the Company for Solvay Veterinary, Inc., a subsidiary of Solvay & Cie, S.A., a major European chemical company.

    The contract manufacturing agreement for the manufacture of Vitrax for Allergan expired in February 1997. In April 1997, however, the agreement was extended until December 1997, and modified to provide for the production of Vitrax using active ingredient supplied by Allergan, rather than active ingredient manufactured by CBL. In addition, Allergan is seeking FDA approval for the manufacture of Vitrax at its own facility in Ireland, and the extension relieves Allergan of any obligation to purchase Vitrax exclusively from the Company. See "Risk Factors--Dependence on Certain Customers."

    Many of CBL's customers, particularly smaller biotechnology companies, have raised funds primarily to support drug discovery and research with the expectation of outsourcing the process development work associated with commercial development, and, in some cases, the initial and long-term production responsibilities. The Company believes that this, as well as other factors affecting both small and large pharmaceutical and biotechnology companies, will continue to increase demand for its services. See "Business--Factors Influencing Increased Outsourcing."

    Formerly called "GAC Equine Diagnostics, Inc.," the Company was incorporated in Maryland in March 1980. Initially, the Company provided diagnostic services and laboratory analysis in connection with the treatment of equine joint disease. In 1982, the Company changed its name to "Chesapeake Biological Laboratories, Inc.," and from 1983 until 1990, the Company focused its efforts on developing and commercially exploiting a specialized process for manufacturing HA and HA-based products for veterinary and human healthcare applications. In 1991, the Company sold its Vitrax HA technology to Allergan. The Company's business has expanded since 1990 into pharmaceutical product development and production services for firms ranging from major pharmaceutical firms to emerging biotechnology companies, with an emphasis on sterile, process-sensitive biopharmaceutical products.

    CBL's management has recognized several favorable trends in the markets affecting its business and has instituted structural and operational changes to position the Company for growth. In 1995, CBL initiated the process for ISO 9001 certification which it received in 1996. Also, in the fall of 1996, the Company acquired a new building which, when renovated, will augment its current cGMP production capability at its Seton Business Park facility. This phase of the Company's expansion is expected to be completed in early 1998.

RESULTS OF OPERATIONS

                                                                                               PERCENTAGE OF REVENUES
                                                                                                YEARS ENDED MARCH 31,
                                                                                           -------------------------------
                                                                                             1995       1996       1997
                                                                                           ---------  ---------  ---------
Revenues.................................................................................      100.0%     100.0%     100.0%
Cost of revenues.........................................................................       72.7       63.6       68.1
                                                                                           ---------  ---------  ---------
Gross margin.............................................................................       27.3       36.4       31.9
Operating expenses.......................................................................       22.1       27.7       22.8
Interest income (expense)................................................................       (0.1)      (0.4)       0.1
                                                                                           ---------  ---------  ---------
Income before provision (benefit) for income taxes.......................................        5.1        8.3        9.2
Provision (benefit for) income taxes.....................................................       (3.0)       3.3        3.4
                                                                                           ---------  ---------  ---------
Net income...............................................................................        8.1%       5.0%       5.8%
                                                                                           ---------  ---------  ---------
                                                                                           ---------  ---------  ---------

    FISCAL YEAR ENDED MARCH 31, 1997 COMPARED TO FISCAL YEAR ENDED MARCH 31,
     1996.

    Revenues for the fiscal year ended March 31, 1997, were $8.7 million compared to $6.2 million for fiscal year 1996, an increase of approximately 40%. The strong growth in revenues for fiscal year 1997 was due to a 72% increase in sales of Vitrax to Allergan and an 81% increase in sales of product development services to new and existing customers. This increase in total revenues occurred notwithstanding an 85% decrease in sales of Equron to Solvay, which sold the related business unit to a third party. Sales of Vitrax to Allergan represented 47% of the Company's total revenue for fiscal year 1997 compared to 39% in fiscal year 1996.

    Gross margin for fiscal year 1997 was 32% of revenues compared to 36% in fiscal year 1996. The decrease is due to expenses related to the expansion and relocation of the Company's executive and administrative offices and warehouse to the new facility and the increased proportion of sales of Vitrax, which historically has a low margin.

    Operating expenses for fiscal year 1997 were $2.0 million compared to $1.7 million in fiscal year 1996, an increase of approximately 15%. This increase is due to a full year of research and development expenses in fiscal 1997 for a program that had been initiated in the second half of fiscal year 1996, the salary of an additional executive officer hired in the first quarter of fiscal 1997 and an increase in professional fees. As a percentage of revenues, operating expenses decreased to 23% in fiscal year 1997 from 28% in fiscal year 1996.

    Interest income was $9,000 in fiscal year 1997 compared to a $23,000 interest expense in fiscal year 1996. This improvement is due primarily to the increase in cash flow from operations which eliminated the Company's need to utilize available bank credit.

    The effective tax rate in fiscal year 1997 was 37% compared to 40% in fiscal year 1996 due to the utilization of tax credit carryforwards. During fiscal year 1997, the Company's net operating loss carryforward was fully utilized due to earnings during the last five years.

    Net income for fiscal year 1997 was $504,000 compared to $309,000 for fiscal year 1996, an increase of approximately 63%. Earnings per share were $0.12 for fiscal year 1997 compared to $0.08 in fiscal year 1996.

    FISCAL YEAR ENDED MARCH 31, 1996 COMPARED TO FISCAL YEAR ENDED MARCH 31,
     1995

    Revenues for the year ended March 31, 1996 were $6.2 million compared to $7.0 million in fiscal year 1995, a decrease of approximately 12%. The decrease is attributable to a 30% decline in sales of Vitrax to Allergan, which instituted an inventory reduction program. In addition, a change in contract terms reduced development services revenue from Cel-Sci Corporation by 60%. However, this reduction in revenues was partially offset by sales of product development services to new and existing customers, which increased by 43%. Vitrax sales to Allergan and development services performed for Cel-Sci Corporation represented 39% and 8% of total revenues in fiscal year 1996 compared to 49% and 17% in fiscal year 1995, respectively.

    Gross margin for fiscal year 1996 was 36% of revenues compared to 27% in fiscal year 1995. The increase is attributable to improved manufacturing operations and a lower percentage of total sales of Vitrax, which historically has a low margin. In addition, the change in contract terms related to Cel-Sci Corporation had a positive effect on gross margin.

    Operating expenses for fiscal year 1996 were $1.7 million compared to $1.5 million in fiscal year 1995, an increase of approximately 11%. The increase is due to commissions paid to field representatives and the full year cost of a manager hired in the fourth quarter of fiscal year 1995. In addition, the Company initiated a new research and development program for one of its customers' products in the third quarter of fiscal year 1996 resulting in expenses of $44,000 in fiscal year 1996.

    Interest expense was $23,000 in fiscal year 1996 compared to $8,000 in fiscal year 1995. This increase is due to a longer duration of borrowing under the Company's line of credit.

    The effective tax rate for fiscal year 1996 was 40%. In fiscal year 1995, the Company recorded a deferred tax asset, net of a deferred tax liability, of $210,000 to recognize the future benefit of its remaining net operating loss carryforwards for income tax purposes. Net operating loss carryforwards in an aggregate amount of $2.8 million as of March 31, 1992, were reduced to $121,000 as of March 31, 1996, due to profitable operations.

    Net income and earnings per share for fiscal year 1996 were $309,000 and $0.08 compared to $566,000 and $0.14 for fiscal year 1995, respectively.

QUARTERLY RESULTS

    The Company's quarterly results have been, and are expected to continue to be, subject to fluctuations which are not the result of seasonal or cyclical factors. Quarterly results can fluctuate as a result of a number of factors, including the volume and identity of products supplied to customers during the period, the volume and timing of development services performed by the Company, and the relationship of product shipments to development services performed in the period. Since a large percentage of the Company's costs are relatively fixed, timing of shipments and services can have a significant positive or negative impact on quarterly results. The Company believes that comparisons of its quarterly financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. See "Risk Factors--Variation in Quarterly Operating Results."

    The following sets forth certain unaudited quarterly statement of income data for the quarters indicated below:

                  STATEMENT OF INCOME FOR THE QUARTER ENDING:
                                 (in thousands)
                                  (unaudited)

                                            JUNE 30,     SEPT. 30,    DEC. 31,     MARCH 31,    JUNE 30,     SEPT. 30,    DEC. 31,
                                              1995         1995         1995         1996         1996         1996         1996
                                           -----------  -----------  -----------  -----------  -----------  -----------  -----------
Operating revenue........................   $   1,860    $   1,677    $   1,182    $   1,454    $   1,564    $   3,015    $   1,837
Cost of revenue..........................       1,243        1,088          641          955        1,207        1,921        1,091
Operating expenses.......................         467          410          430          403          492          511          461
                                           -----------  -----------  -----------  -----------  -----------  -----------  -----------
Operating income.........................         150          179          111           96         (135)         583          285
(Taxes) and interest income (expense)....         (66)         (80)         (42)         (38)          48         (219)        (109)
                                           -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net income (loss) per share..............   $      84    $      99    $      69    $      58    $     (87)   $     364    $     176
                                           -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                           -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net income (loss) per share..............   $    0.02    $    0.02    $    0.02    $    0.02    $   (0.02)   $    0.09    $    0.04

                                            MARCH 31,
                                              1997
                                           -----------
Operating revenue........................   $   2,237
Cost of revenue..........................       1,677
Operating expenses.......................         501
                                           -----------
Operating income.........................          59
(Taxes) and interest income (expense)....          (9)
                                           -----------
Net income (loss) per share..............   $      50
                                           -----------
                                           -----------
Net income (loss) per share..............   $    0.01

LIQUIDITY AND CAPITAL RESOURCES

    In November 1996, the Company acquired an approximately 70,000 square foot building, located on 3.48 acres of land in the Carroll/Camden Industrial Park, Baltimore, Maryland, to renovate and equip as a pharmaceutical manufacturing facility and to house its administrative offices and warehouse operations. The Company paid $2,150,000 in cash and 125,000 shares of Common Stock for the land and existing improvements.

    The cash portion of the purchase price for the land and existing building, as well as the cost of the proposed renovations and a portion of the pharmaceutical manufacturing equipment and related pharmaceutical facility build-out, was financed through the issuance of $7,000,000 variable rate economic development demand revenue bonds by MIDFA, and a $1,500,000 loan from the Mayor and City Council of Baltimore, acting through the Department of Housing and Community Development c/o the City of Baltimore Development Corporation. The Company also intends to equip the new facility with approximately $2,900,000 of additional pharmaceutical manufacturing equipment to be financed through equipment operating leases. To date, the Company has received commitments from several equipment leasing companies, including leasing companies affiliated with NationsBank, American Equipment Leasing (a unit of European American Bank), BancBoston and CoreStates, to supply over $4,000,000 in equipment through operating lease arrangements, for installation and validation at the new facility. Although actual leases have not been executed, the Company anticipates that it will be able to establish equipment lease financing arrangements as necessary to enable the Company to complete the pharmaceutical build-out of the newly acquired facility. See "Risk Factors--Risks Associated with New Facility Construction and Validation."

    The bonds issued by MIDFA are variable rate, tax-exempt, and are issued pursuant to a Trust Indenture. The maximum annual interest rate provided for under the terms of the bonds is 12% and, subject to certain conditions, the bonds may be converted to fixed-rate at the option of the Company. However, the Company has entered into an interest rate swap agreement and, as a result, the interest rate applicable to the bonds through November 2003 is capped at 5.51%. As of June 11, 1997, the interest rate was 5.105%. The principal portion of the bonds, and the accrued interest thereon, is payable from monies drawn under a direct pay Letter of Credit issued by First Union National Bank of North Carolina (the "Bank"), in amounts up to $7,280,000. Interest is payable quarterly, commencing February 1, 1997, and principal portions of the bonds are subject to redemption, in part, commencing November 1998, in accordance with a schedule set forth in the bonds. The maturity date is August 1, 2018. The letter of credit is issued pursuant to a Letter of Credit and Reimbursement Agreement containing various terms and covenants applicable to the Company. The Company's obligations in respect of the letter of credit and the bonds are secured by substantially all of the assets of the Company, including the new facility. MIDFA has also provided the Bank with additional credit support for the letter of credit, in the form of a $1,800,000 deficiency guaranty.

    The loan from the City of Baltimore Development Corporation accrues interest at a fixed rate of 6.5% per annum, amortized over twenty (20) years with monthly interest only payments due through November 1998, and monthly payments of principal and interest due thereafter through November 2016.

    On March 31, 1997, the Company had cash and cash equivalents of $1,783,000 compared to $241,000 at March 31, 1996. Cash available to fund operations was $1,433,000 at March 31, 1997, and $350,000 was held as collateral for the Company's obligations under the Letter of Credit and Reimbursement Agreement with the Bank. In addition, and not included in the above sums, $4,683,000 was held by the bond trustee under the Trust Indenture at March 31, 1997, for the renovation and equipping of the new facility. The Company also maintains a $750,000 Revolving Line of Credit with First Union National Bank of Maryland, under which there was no outstanding balance at March 31, 1997.

    The terms of the MIDFA bond financing and applicable provisions of the Code and corresponding regulations limit to $10,000,000 the aggregate amount of capital expenditures incurred by or attributable to the Company within the City of Baltimore during the six year period from November 1993 to November 1999. The Code and corresponding regulations provide that capital expenditures made by others at the Seton Business Park facility, including the landlord and other facility tenants, may accrue against the Company's capital expenditure limit. The Company intends to manage its anticipated growth to avoid making capital expenditures which would cause the Company to exceed the imposed limit. For example, equipment obtained by the Company through operating leases, which are not capital expenditures, would not accrue against the limit, nor would capital expenditures by the Company on facilities outside of the jurisdictional limits of the City of Baltimore. Nevertheless, the Company may exceed the capital expenditure limit inadvertently or because it determines that to do so is in the best interest of the Company. In the event that the capital expenditure limit is exceeded, the Company would be required to refinance the existing indebtedness through a taxable bond issue, conventional debt financing, or other means. See "Risk Factors--Restrictions on Capital Expenditures."

    Management of the Company believes that it has sufficient cash and borrowing capacity to fund its current operations and capital needs.

IMPACT OF INFLATION

    The Company believes that the effects of inflation generally do not have a material adverse effect on its results of operation or financial condition.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

    During fiscal year 1997, the Company was required to adopt Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement had no impact on the Company in the current year. Going forward, the Company could be required in certain circumstances to write-down its long-lived assets, such as property and equipment, to fair market value. During fiscal year 1998, all companies reporting earnings per share will be required to adopt SFAS No. 128, "Earnings Per Share." This statement changes how earnings per share are calculated and will require that previous years be restated when adopted in fiscal year 1998.

                                    BUSINESS

    CBL is an established provider of pharmaceutical and biopharmaceutical product development and production services. The Company serves a broad range of customers, from major international pharmaceutical firms to emerging biotechnology companies. Since 1990, the Company has provided services on a contract basis to more than 80 pharmaceutical and biotechnology companies and has contributed to the development and production of more than 100 therapeutic products. Customers contract with the Company to produce development stage products for use in FDA clinical trials and to produce and manufacture FDA approved products for commercial sale.

    The Company has particular experience and expertise in providing development services and producing sterile, process-sensitive biopharmaceutical products. Biopharmaceutical products are derived from biological materials and typically involve larger, more complex molecules than traditional pharmaceutical products, which generally are based upon smaller, more stable, synthetic organic molecules. The complexity, inherent instability and process-sensitivity of biopharmaceutical products require the application of specialized technology and expertise in their development, production and analysis.

    The specialized development services provided by the Company include research and development on sterile product formulations; test method development and validation; process design and manufacturing validations; regulatory and compliance consulting; preparation of clinical trial materials; container-closure system design; and accelerated and ongoing stability studies.

    In June 1996, the Company received ISO 9001 certification, demonstrating CBL's conformance with the established international quality management standards for product design, development, production, inspection and testing. CBL believes that ISO 9001 certification gives it a competitive advantage in attracting domestic and international customers.

    The Company's objective is to accelerate its growth and profitability by expanding its share of the market for product development and production services for the pharmaceutical and biotechnology industries. CBL's strategy to achieve this objective is to capitalize on outsourcing trends in those industries by increasing its development and production capabilities. As part of this strategy, in November 1996, CBL acquired a building in Baltimore, Maryland that is currently being improved and equipped as a laboratory and pharmaceutical production facility. The Company anticipates that this additional facility will be fully operational in early 1998, and will increase its production capacity severalfold.

    CBL believes its established experience and expertise, ISO 9001 certification, anticipated increase in capacity, and ability to offer a broad range of drug development and production services, will enable it to provide competitive, cost-effective solutions to the pharmaceutical and biopharmaceutical industries.

MARKET OVERVIEW

    The Company believes that its business benefits from the financial resources available to, and the competitive and regulatory environment in, the pharmaceutical and biotechnology industries. Current trends in these industries that are positively affecting CBL's business include increases in private and public equity investments, an increase in the number of strategic alliances, an increase in research and development expenditures, and increased FDA activity.

    PRIVATE EQUITY. According to BIOTECH '97 ALIGNMENT, published by Ernst & Young LLP (the "Ernst & Young Report"), venture capital and private placements raised approximately $1.5 billion of private equity capital in 1996 for biotechnology companies, an increase of approximately 19.7% over the $1.2 billion raised from these sources in 1995. The Ernst & Young Report also indicates that private equity investments tended to fund biotechnology companies focused on discovering multiple products, rather than companies investing in full-scale manufacturing facilities.

    PUBLIC EQUITY. According to the Ernst & Young Report, capital raised by biotechnology companies from initial and follow-on public stock offerings increased over 800% from $537 million to $5.1 billion for the twelve months ended June 30, 1995 and 1996, respectively, and, as a result, approximately 35% of public biotechnology companies have available cash to fund over three years of operations.

    STRATEGIC ALLIANCES. In an ongoing effort to reduce costs and bring products to market more rapidly, large pharmaceutical companies are forming strategic alliances with biotechnology companies and others to research and develop new drugs, according to the Pharmaceutical Research and Manufacturers of America ("PhRMA"). These strategic alliances involve domestic and international pharmaceutical companies, biotechnology firms, university research centers and contract research organizations. According to PhRMA, the total number of strategic alliances increased from 121 in 1986 to over 500 in 1996. In addition, the Ernst & Young Report indicates that biotechnology companies raised approximately $2.5 billion from strategic alliances during the two years ended June 30, 1996.

    RESEARCH AND DEVELOPMENT. Domestic drug manufacturers are expected to spend an estimated $18.9 billion on research and development in 1997, a $2.0 billion increase over 1996, according to PhRMA. The business of providing research and development services for pharmaceutical companies on a contract basis is growing significantly. Of the $18.9 billion estimated to be spent on research and development this year, the Company estimates that approximately $6.2 billion will be spent on activities where CBL provides service.

    FDA ACTIVITY. The number of products in FDA clinical trials increased approximately 38%, from 476 to 657, for the twelve months ended June 30, 1995 and 1996, respectively, according to the Ernst & Young Report. In 1996, the FDA approved 139 new drugs and biological products, a record one-year jump of 63%. The FDA attributes these results to the Prescription Drug User Fee Act of 1992 that now requires drug manufacturers to pay user fees, thereby allowing the FDA to allocate more manpower to the approval process.

    As an established provider of cGMP product development and production services to the pharmaceutical and biotechnology industries, CBL believes that it will benefit from each of these current market trends.

FACTORS INFLUENCING INCREASED OUTSOURCING

    Pharmaceutical and biotechnology firms increasingly seek the expertise and experience of specialists, such as CBL, in the development and production of their products. The Company believes that factors contributing to this trend include:

    NEED FOR TECHNICAL EXPERTISE. The discovery of increasingly complex biologically-derived therapeutic molecules presents challenges to the drug development and production process, many of which arise from the sensitivity of these molecules to more traditional pharmaceutical processing techniques. As a result, firms with experience and expertise in providing biopharmaceutical product development and production services are increasingly sought after for innovative solutions to these challenges. The Company believes that firms with proven technical expertise will play an important role in biopharmaceutical drug development and production.

    NEED FOR DATA MANAGEMENT EXPERTISE. Regulatory agencies are continually increasing the volume of data required to support regulatory filings and new drug approval applications, and also are requiring increased and easier access to these data. Recognizing the growing importance of data management expertise, the Company intends to devote a portion of the proceeds of the Offering to enhancing its current data management capabilities.

    BIOTECHNOLOGY INDUSTRY GROWTH. With the rapid growth of the biotechnology industry, the number of new therapeutic molecules under investigation has increased dramatically. Many biotechnology companies do not possess the necessary resources in-house to conduct the required product development and testing, or to produce drugs once developed. The Company believes that, with few notable exceptions, emerging biotechnology and biopharmaceutical companies often prefer to focus their efforts on drug discovery and product development through intensive research and early stage product development efforts, and to limit their manufacturing to active ingredients. Consequently, these firms often seek to outsource formulation, test method development, process design and other product development tasks performed by the Company, and to outsource the production of clinical trial materials and finished product production following FDA approval.

    CAPITAL EXPENDITURE INVESTMENT. The high cost of equipping and constructing facilities to support pharmaceutical and biopharmaceutical product development work and establishing sophisticated production facilities present significant economic barriers which lead many companies to dedicate their financial resources almost exclusively on drug discovery and research. Accordingly, CBL believes that these factors will increase the outsourcing of the type of drug development and production work performed by the Company.

    CONSOLIDATION IN THE PHARMACEUTICAL INDUSTRY. The pharmaceutical industry is consolidating as companies seek to reduce costs and increase revenues through business combinations. The Company believes that, as the pharmaceutical industry consolidates, the outsourcing of development services and production of clinical trial materials will be more attractive to pharmaceutical companies. Similarly, larger pharmaceutical companies often seek to outsource commercial production of small quantity products that cannot be cost-effectively produced internally.

    GLOBALIZATION IN THE MARKET PLACE. Foreign pharmaceutical companies, particularly firms in Western Europe and Asia, are increasingly seeking to obtain approval to market their products in the United States. Due to a lack of familiarity with the complex United States regulatory system, and the difficulty in bringing their operating facilities into FDA required cGMP compliance, foreign firms are increasingly relying on independent product development firms in the United States to provide development services and to assist in preparing regulatory submissions. An increasing number of European firms are requiring ISO certification of their contract development service providers. The Company believes that its established expertise and experience, its ISO 9001 certification, and its ability to offer a broad range of drug development and production services, enables the Company to provide competitive, cost-effective solutions to both U.S. firms seeking to expand internationally and foreign firms seeking to expand in the United States.

STRATEGY

    CBL's objective is to accelerate its growth and profitability by expanding its share of the market for product development and production services for the pharmaceutical and biotechnology industries. CBL's strategies to achieve this objective include the following:

    EXPAND PRODUCTION AND DEVELOPMENT SERVICES CAPABILITIES. The Company is implementing this strategy by improving and equipping its newly acquired building as a state-of-the-art laboratory and pharmaceutical production facility. This additional facility will significantly increase the Company's production capacity when operational, which is expected to occur in early 1998. This increase in production capacity will enable the Company to continue to meet its customers' increasing volume requirements, pursue larger scale, long-term commercial contracts and capture greater market share.

    CAPITALIZE ON OUTSOURCING TREND. The Company is tailoring its capabilities to effectively meet the increasing preference of pharmaceutical and biotechnology companies to outsource development and production functions. As part of this effort, the Company plans to expand its scientific and engineering staff to meet the challenges of developing and producing increasingly complex biologically-derived drug products. The Company also plans to enhance its data management expertise to enable it to better support its customer's regulatory needs. CBL is increasing its marketing staff to better communicate its capabilities to the pharmaceutical and biotechnology industries.

    FOCUS ON DEVELOPMENT OF CUSTOMERS' PRODUCTS. The Company believes that many pharmaceutical and biotechnology companies prefer to outsource development services to companies that do not manufacture, market and distribute potentially competitive proprietary products. CBL focuses all of its resources on product development and production services and does not pursue research in competition with its customers.

THE BIOPHARMACEUTICAL DRUG DEVELOPMENT PROCESS

    Under the U.S. regulatory system, the development process for new pharmaceutical products can be divided into three distinct phases. The preclinical phase involves the discovery, characterization, product formulation and animal testing necessary to prepare an Investigational New Drug ("IND") exemption for submission to the FDA. The IND must be accepted by the FDA before the drug can be tested in humans. The second, or clinical, phase of development follows a successful IND submission and involves the activities necessary to demonstrate the safety, tolerability, efficacy and dosage of the substance in humans, as well as the ability to produce the substance in accordance with the FDA's cGMP regulations. Data from these activities are compiled in a New Drug Application ("NDA"), or for biotechnology products, a Product License Application ("PLA"), for submission to the FDA requesting approval to market the drug. The third phase, or post-approval phase, follows FDA approval of the NDA, or PLA, and involves the production and continued analytical and clinical monitoring of the drug. The post-approval phase also involves the development and regulatory approval of product modifications and line extensions, including improved dosage forms of the approved product, as well as for generic versions of the approved drug as the product approaches expiration of patent or other exclusivity protection.

    The following chart illustrates the drug development process and the areas of CBL's service offerings. The process is described in more detail below.

                          [Insert chart as described]

    THE PRECLINICAL PHASE. The development of a new pharmaceutical agent begins with the discovery or synthesis of a new molecule. These agents are screened for pharmacological activity using various animal and tissue models, with the goal of selecting a lead agent for further development. Additional studies are conducted to confirm pharmacological activity, to generate safety data and to evaluate prototype dosage forms for appropriate release and activity characteristics. Protocols for these studies are designed in anticipation of fulfilling regulatory requirements. Once the pharmaceutically active molecule is fully characterized, an initial purity profile of the agent is established. During this and subsequent stages of development, the agent is analyzed to confirm the integrity and quality of material produced. In addition, development and optimization of the initial dosage forms to be used in clinical trials are completed, together with analytical models to determine product stability and degradation. Upon successful completion of preclinical safety and efficacy studies in animals, an IND submission is prepared and provided to the FDA for review prior to human clinical trials. The IND submission consists of the initial chemistry, analytical, formulation and animal testing data generated during the preclinical phase. The review period for an IND submission is 30 days, after which, if no comments are made by the FDA, the product candidate can be studied in Phase I clinical trials.

    The process for the development of biotechnology products parallels the process outlined above. Biotechnology products frequently are large proteins, with activity that is different from the activity of small, organic molecules. Proteins may be coupled with other biologically active molecules, such as lipids or sugars, for enhanced or modified biological activity. Biotechnology products may be composed of the building blocks of DNA. Because of the diversity of the nature of biotechnology products and their substantial molecular size (usually hundreds of times larger than small, organic molecules), special technology is often required for their production, as well as subsequent analysis.

    Biotechnology products, especially proteins, may be produced with living cells. Purity testing can be complex since living cells may harbor viruses and other agents. The potential presence of these agents, and the requirement to establish degradation profiles and identify impurities associated with production and purification, further require establishing, validating and conducting specialized tests and assays. Formulation development in this area is often more complex than for small, organic drug substances. Generally, molecules produced using recombinant DNA technology are inherently less stable than their organic counterparts because structural integrity must be maintained through administration and distribution of the product. Accordingly, certain aspects of the development process for biotechnology products may be more challenging than similar aspects encountered in the development of small, organic molecules.

    THE CLINICAL PHASE. Following successful submission of an IND application, the sponsor is permitted to conduct Phase I human clinical trials in a limited number of healthy individuals to determine the drug's safety and tolerability which analyses include bioanalytical assays to determine the availability and metabolization of the active ingredient following administration. Prior to conducting these early stage toxicology trials, the drug sponsor must secure bulk supply of the active ingredient to support the necessary dosing of the Phase I trials.

    Phase II clinical trials involve administering the drug to individuals who suffer from the target disease or condition to determine the drug's potential effectiveness and ideal dose. These pharmacology trials require scale up for manufacture of increasingly larger batches of bulk chemical. These batches require validation analysis to confirm the consistent composition of the product. When further safety (toxicology), tolerability and an ideal dosing regimen have been established, Phase III clinical trials involving large numbers of patients are conducted to verify the efficacy and long-term safety of the drug. Throughout the clinical phase, samples of the product made in different batches are tested for stability to establish shelf life constraints. In addition, large-scale production protocols and written standard operating procedures ("SOPs") for each aspect of commercial manufacture and testing must be developed.

    After the successful completion of Phase III clinical trials, the sponsor of the new drug submits an NDA, or PLA, to the FDA requesting that the product be approved for marketing. An NDA, or PLA, is a comprehensive, multi-volume application that includes, among other things, the results of all preclinical and clinical studies, information about the drug's composition and the sponsor's plans for producing, packaging and labeling the drug. The length of the FDA's review ranges from a few months, for drugs related to life-threatening circumstances, to many years, with the average review lasting two and one-half years. Prior to granting approval, the FDA generally conducts an inspection of the facilities, including outsourced facilities, that will be involved in the manufacture, production, packaging, testing and control of the drug product for cGMP compliance. Drugs that successfully complete NDA or PLA review may be marketed in the United States, subject to all conditions imposed by the FDA.

    THE POST-APPROVAL PHASE. Following NDA or PLA approval, the producer of the drug product must comply with quality assurance and quality control requirements throughout production and must continue chemical analytical and stability studies of the drug in commercial production to continue to validate production processes and confirm product shelf life. Raw materials must be analyzed prior to use in production, and samples from each production batch must be tested prior to release of the batch for distribution to the public. Failure to comply with FDA regulations in manufacturing, production or testing during this phase could result in severe sanctions, including product recalls or closing of facilities.

DEVELOPMENT SERVICES

    The Company has particular experience and expertise in providing development services for sterile, process-sensitive biopharmaceutical products. The specialized development services provided by the Company include research and development on sterile product formulation; test method development and validation; process design and manufacturing validations; regulatory and compliance consulting; preparation of clinical trial materials; container-closure system design; and accelerated and ongoing product stability studies. Since 1990, the Company has worked with more than 80 different pharmaceutical and biotechnology companies and helped produce over 100 different therapeutics for human clinical trials. Of these, five have received final FDA approval and another ten are in late stage clinical trials or awaiting FDA approval.

    STERILE PRODUCT FORMULATION. The Company provides formulation development services to assist its customers in making the transition from preclinical investigations to stable pharmaceutical formulation. In many instances the active ingredient is not stable in aqueous solution and the Company develops the necessary parameters to produce a sterile, lyophilized (or freeze-dried) dosage form. The Company has developed significant expertise that enables it to more efficiently solve the difficult problems that arise in developing complex formulations with targeted characteristics.

    TEST METHOD DEVELOPMENT AND VALIDATION. Throughout the biopharmaceutical development process, the Company continuously develops and validates the analytical methods used in the laboratory testing of the pharmaceutical dosage forms. Such analytical tests demonstrate potency, purity, stability and other physical attributes. These methods, used throughout the drug development process and subsequent sterile production, are validated to ensure that the data generated is accurate, precise, reproducible and reliable.

    PROCESS DESIGN AND MANUFACTURING VALIDATIONS. Often the Company's customers have only recently completed the preclinical testing and characterization of their therapeutic molecule and have only formulated their product at laboratory scale. These customers seek CBL's experience and expertise in the scale-up of the production processes and to identify and resolve associated problems, with a focus on developing larger scale formulations and sterile process designs appropriate for clinical trials. In this effort, the Company works closely with its customers to assure the scaled-up sterile production process does not compromise the stability or therapeutic activity of their products. For temperature sensitive biopharmaceuticals, the Company is often called upon to design and validate a unique integrated sterile processing system which keeps the product at low temperature throughout formulation and sterile filling of the product.

    REGULATORY AND COMPLIANCE CONSULTING. The Company utilizes its experience and expertise to assist its customers in the management of the regulatory approval process for their products. The Company identifies for its customers the supporting data required as part of the filing of the NDA or PLA, and assists in the preparation of the documentation to be submitted as part of the filing. In addition, the Company assists its customers in management of the regulatory process following FDA approval of their products by identifying the requisite supporting data and by preparation of post-approval submissions to the FDA.

    PREPARATION OF CLINICAL TRIAL MATERIALS. The Company currently produces clinical trial materials for use by its customers in Phase I through Phase III clinical trials. The Company produces clinical trial materials for small biotechnology companies as well as for large pharmaceutical companies that often seek to outsource production of small-quantity products that cannot be cost-effectively produced internally.

    CONTAINER-CLOSURE SYSTEM DESIGN. Compatibility of pharmaceutical and biopharmaceutical products with their container-closure systems is of critical importance to the product development effort. Unanticipated interaction between the active ingredient or other product components and the container-closure system can quickly reduce product stability and shelf life. As a result of its experience with a wide variety of product formulations and container-closure systems, the Company is able to assist its customers with selection of proper system design, to minimize unanticipated stability issues. Similarly, the Company's pharmaceutical and biopharmaceutical product production experience enables the Company to assist its customers in selecting the container-closure system best suited for high-speed, high-volume commercial production.

    ACCELERATED AND ONGOING PRODUCT STABILITY STUDIES. The Company designs stability studies and provides stability testing necessary to establish and confirm shelf-life characteristics. Stability testing is required at all phases of product development to confirm shelf life of each manufactured batch. Accelerated stability studies are conducted on products in the earlier phases of the development process in order to predict shelf life of the fully developed product, and additional stability studies of the fully developed product are conducted to demonstrate actual shelf life at anticipated storage conditions. The Company maintains state-of-the-art climate controlled cGMP facilities to determine the range of storage conditions the product can withstand. FDA regulations require that representative samples of clinical and commercial products be placed in environmentally controlled chambers and analyzed for stability at predetermined intervals throughout the shelf life period.

COMMERCIAL PRODUCTION

    As a product approaches FDA approval and commercialization, the Company and its customer typically become increasingly focused on the process design and validation necessary to permit larger scale production. This work often begins with the initiation of Phase II clinical trials. By the time a determination has been made to proceed with Phase III clinical trials, process development and validation for commercial scale production is in process and typically is completed during the Phase III trials. In many cases, the process design and validation work undertaken in connection with the scale-up manufacture of product for clinical trials is similarly applicable to the commercial production of product following FDA approval.

    The Company is ideally situated to produce commercial quantities of products for those of its customers to which it provided product development services. As a result of the Company's prior relationship with its customers and knowledge of their products, commercial production of products following FDA approval is a natural extension of the Company's activities. Currently, the Company is producing five FDA approved products for customers to which the Company provided developmental services prior to the FDA approval of that product.

    The Company's existing cGMP pharmaceutical production facility consists of a Class 100,000 manufacturing area, a Class 10,000 formulation suite, a Class 100 clean room and a Class 10,000 packaging area, all of which are currently utilized for production of a broad variety of sterile biopharmaceutical and pharmaceutical products. Most biologically derived products produced by the Company cannot be sterilized by employing traditional pharmaceutical heat sterilization techniques. Consequently, the application of cold sterilization and aseptic filling technology is required. The Company's current production capabilities include unit and multi-dose vials and prefilled syringes, in lots of up to approximately 20,000 vials and 40,000 syringes.

    To expand its commercial production capacity, the Company's new facility will include a Class 10,000 formulation suite, two Class 100 clean rooms, and a Class 10,000/100,000 packaging suite, all of which are state-of-the-art. Upon completion of its new facility, expected to occur in early 1998, the Company anticipates that its production capacity will increase several fold. See "Risk Factors--Risks Associated with New Facility Construction and Validation."

CUSTOMERS

    Since 1990, CBL has provided services to over 80 customers. These customers range from major international pharmaceutical firms to emerging biotechnology companies. The majority of the Company's customers are located in the United States, but several of the Company's customers are located in other countries, primarily in Europe and Asia.

    For the fiscal years ended March 31, 1997 and 1996, sales to Allergan represented approximately 49% and 41% of total revenues, respectively. During the fiscal year ended March 31, 1997, the Company provided development and production services to 35 customers, of which eight were new and 27 were repeat customers. Other than Allergan, no single customer accounted for more than 10% of the Company's revenue in fiscal year 1997. The Company expects that revenues from Allergan will decrease significantly for the Company's fiscal year ending March 31, 1998, and thereafter. Due to the nature of the Company's business, some customers may not seek the services of the Company for periods of a year or more during which they concentrate on testing and clinical trials related to the product produced by CBL. Customers typically return when they require new products developed for testing, additional amounts of existing products for expanded or further testing, or for commercial production of FDA approved products. See "Risk Factors--Dependence on Certain Customers."

COMPETITION

    The Company directly competes with several pharmaceutical product development organizations, contract manufacturers of biopharmaceutical products and university research laboratories, such as Ben Venue Laboratories, Inc., Cook Imaging Corporation, Connaught Laboratories, Inc. and the University of Iowa. Although many of these pharmaceutical product development organizations, contract manufacturers and university research laboratories do not offer the full range of services offered by the Company, they can and do compete effectively against certain segments of the Company's business, including its pharmaceutical production capabilities. The Company also competes with in-house research, development and support service departments of pharmaceutical and biotechnology companies. Certain of these competitors, particularly large pharmaceutical and biotechnology companies, may have significantly greater resources than the Company.

    Competitive factors include reliability, turnaround time, reputation for innovation and quality performance, capacity to perform numerous required services, financial strength, and price. The Company believes that it competes favorably in these areas. In addition, the Company's strategy is to complement its customers by not pursuing research and development, or production, of products of its own. The Company believes that its customers will prefer it to others that offer the same services, but which also manufacture and sell their own products in competition with those of the customer. See "Risk Factors--Competition."

POTENTIAL LIABILITY AND INSURANCE

    In contracts for the production of FDA approved products for commercial sale, the Company typically seeks to reduce its potential liability by requiring that the Company be indemnified by the customer or covered by the customer's product liability insurance policies. These contractual arrangements regarding liability allocation and insurance are negotiable, and the terms and scope of such indemnification, liability limitation and insurance coverage vary from customer to customer and from project to project. Development services are typically undertaken pursuant to a purchase order, not including specific terms regarding indemnity or insurance. The Company believes that this is typical in the industry. Clinical trial materials are produced by the Company for its customers for use in studies strictly regulated by the FDA. Even in those cases where the Company is able to negotiate favorable terms in the allocation of risk and liability, the financial performance by its customers in this regard is not assumed. Therefore, CBL bears the risk that an indemnifying party may not have the financial ability to fulfill its obligations or that liability would exceed the amount of applicable insurance. The Company maintains product liability coverage of $1 million on a claims-made basis. See "Risk Factors--Potential Liability and Risks of Operations."

GOVERNMENT REGULATIONS

    The services performed by the Company are subject to various regulatory requirements designed to ensure the quality and integrity of pharmaceutical products, primarily under the Federal Food, Drug and Cosmetic Act and FDA administered cGMP regulations. Although the Company has successfully operated in this stringent regulatory environment since the early 1980's and believes such experience is an advantage over certain of its competitors, compliance with these regulations is a continuous process. These regulations apply to all phases of drug manufacturing, testing and record keeping, including personnel, facilities, equipment, control of materials, processes and laboratories, packaging, labeling and distribution. Noncompliance with cGMP by the Company could result in disqualification of data collected by the Company. Material violation of cGMP requirements could result in additional regulatory sanctions, and in severe cases could result in a mandated closing of the Company's facilities which would materially and adversely affect the Company's business.

    To help assure compliance with applicable regulations, the Company has established quality assurance controls at its facilities that monitor on-going compliance by auditing test data and regularly inspecting facilities, procedures and other cGMP compliance parameters. In addition, FDA regulations and guidelines serve as a basis for the Company's standard operating procedures.

    The Company's activities involve the controlled use of hazardous materials and chemicals and are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by federal, state and local laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, CBL could be held liable for any damages that result which could materially and adversely affect the financial condition of the Company. See "Risk Factors--Dependence on and Effect of Governmental Regulation" and "--Environmental Risks and Hazardous Materials."

EMPLOYEES

    At June 11, 1997, the Company had 59 full-time equivalent employees, of which six hold Ph.D. degrees, six hold master's degrees and seven hold other professional certifications. Thirty of CBL's employees perform scientific or engineering functions. The Company believes that its relations with its employees are good. No CBL employees are represented by a union.

    The Company's performance depends on its ability to attract and retain qualified professional, scientific and technical staff. Although the level of competition among employers for skilled personnel is high, the Company believes that its location in the Baltimore-Washington region allows it to tap a large base of highly-skilled potential employees. This region has a large number of companies in the pharmaceutical and biotechnology industries and is home to, among other institutions, the National Institutes of Health, the FDA, The Johns Hopkins University and the University of Maryland, all of which have employees with skills similar to those required by the Company. See "Risk Factors--Dependence on Key Personnel."

    CBL provides all personnel who are directly involved in the manufacture of pharmaceutical products with extensive training as part of their continued employment and employee development with the Company. This training includes annual training in the following areas: cGMP and ISO 9001 Awareness Training, as well as safety training. In addition, employees receive on-the-job training for specific job related tasks, where completion of a written test is typically required prior to the employee performing the task without supervision. Training is also provided to ensure that employees remain fully advised of and conversant with the Company's established Standard Operating Procedures.

FACILITIES

    The Company's executive offices, pharmaceutical manufacturing facilities and warehouse operations are located at two sites in Baltimore, Maryland. Since 1988, the Company has leased 15,000 square feet at the Seton Business Park which the Company has operated as a multi-customer pharmaceutical production facility in accordance with cGMP regulations. The current lease term for this facility expires on December 31, 1998, with two, two-year renewal options thereafter.

    In November 1996, the Company acquired an approximately 70,000 square foot building, located on 3.48 acres of land in the Carroll/Camden Industrial Park in Baltimore, Maryland to improve and equip as a pharmaceutical production facility and to house the Company's administrative offices and warehouse operations. The Company has retained The Whiting-Turner Contracting Company, believed by the Company to be among the more highly regarded construction and engineering firms in the mid-Atlantic region, as construction manager for the new facility. Substantial completion of the office and warehouse space renovations occurred in February 1997, and completion of the pharmaceutical build-out is anticipated to occur in early 1998. The Company believes that, upon completion of the new facility, its facilities will be adequate for the Company's operations and that suitable additional space will be available when needed. See "Risk Factors--Risks Associated with New Facility Construction and Validation."

    The Company had leased 19,200 square feet of space in Owings Mills, Maryland, which previously housed the Company's corporate headquarters, warehouse facilities and shipping and receiving operations prior to the relocation of those operations to the Carroll/Camden Industrial Park facility in February 1997. The Owings Mills facility lease had provided for an expiration date of December 31, 1998, and the Company was responsible for annual rental payments of $134,400 and all operating and maintenance costs under this lease through that date. As of June 1, 1997, the Company negotiated the termination of its Owings Mills facility lease obligation and will pay a $30,200 termination fee.

LEGAL PROCEEDINGS

    The Company is not currently party to any legal proceedings of a material nature.

                                   MANAGEMENT

    The directors and executive officers of the Company are as follows:

NAME                                                       AGE                            POSITION
-----------------------------------------------------      ---      -----------------------------------------------------

William P. Tew, Ph.D. ...............................          51   Chief Executive Officer and Chairman of the Board

John C. Weiss, III...................................          48   President and Director

Narlin B. Beaty, Ph.D. ..............................          47   Chief Technical Officer and Director

Thomas C. Mendelsohn.................................          52   Vice President of New Business Development, Secretary
                                                                      and Director

John T. Janssen......................................          58   Chief Financial Officer, Treasurer

Robert J. Mello, Ph.D. ..............................          46   Vice President of Quality and Regulatory Affairs

Regis F. Burke.......................................          50   Director

Harvey L. Miller.....................................          57   Director

Thomas P. Rice.......................................          47   Director

    WILLIAM P. TEW, PH.D. is a founder of the Company and has been Chairman of the Board of the Company since operations began in 1980 and Chief Executive Officer since 1988. Dr. Tew holds a B.S. in chemistry and a M.S. in inorganic chemistry from Lamar University and a Ph.D. in bio-inorganic chemistry from the University of Idaho. From 1975 to 1977, Dr. Tew was a Post-doctoral Fellow in the Department of Physiological Chemistry at The Johns Hopkins University School of Medicine and worked under the late Dr. Albert Lehninger, a pioneer in the field of biochemistry. From 1977 to 1978, Dr. Tew served as a Senior Research Scientist with Foxboro Analytical, Inc., a major instrumentation company. From 1979 to 1982, Dr. Tew was an Instructor in the Department of Physiological Chemistry and Medicine at The Johns Hopkins University School of Medicine and from 1982 to 1983 he was an Assistant Professor in the Department of Medicine at The Johns Hopkins University School of Medicine. Presently, Dr. Tew holds an appointment as Research Associate in the Department of Biological Chemistry at The Johns Hopkins University School of Medicine.

    JOHN C. WEISS, III has been a director of the Company since 1986, and was appointed President of the Company in May 1996. Mr. Weiss holds a B.S. from Towson State University and an M.B.A. from Loyola College of Maryland. From 1994 to May 1996, Mr. Weiss was the Managing General Partner of Anthem Capital, L.P., a Baltimore-based venture capital firm. From 1990 to 1994, Mr. Weiss was the Managing Director of The Maryland Venture Capital Trust, created by Maryland statute to provide a vehicle for investment by Maryland state and local pension funds and the State of Maryland and its political subdivisions in venture capital investments. From 1984 to 1990, Mr. Weiss was the Managing Director of the Baltimore office of Arete Ventures Inc., a venture capital firm, and from 1982 to 1984, he was a Senior Vice President with the Baltimore Economic Development Corporation. Mr. Weiss currently serves on the Board of Visitors of the University of Maryland at Baltimore and for the past three years has chaired the Investment Committee of the Foundation Board of St. Agnes Hospital.

    NARLIN B. BEATY, PH.D. joined the Company in 1983 and currently serves as Chief Technical Officer. Dr. Beaty has been a director of the Company since 1989. Dr. Beaty holds a B.S. in biology and a M.A. in botany from the University of Texas, and a Ph.D. in biological chemistry from the University of Michigan at Ann Arbor. His professional associations include the American Association for the Advancement of Science, the American Chemical Society, and the Biophysical Society. In 1974, Dr. Beaty was awarded a scientific merit grant from the University of Texas and between 1975 and 1983 he was the recipient of six fellowship awards from the National Institutes of Health.

    THOMAS C. MENDELSOHN joined the Company in 1991 and serves as Vice President of New Business Development and Corporate Secretary. Mr. Mendelsohn has been a director of the Company since 1991. Mr. Mendelsohn holds a B.A. in management from the University of Baltimore. From 1966 to 1991, Mr. Mendelsohn served on the board of directors and was an officer of Barre-National Inc., a pharmaceutical company located in Baltimore, Maryland. From 1979 to 1991, he served as Senior Vice President of Sales and Marketing of Barre-National, Inc.

    JOHN T. JANSSEN joined the Company in January 1993 as Chief Financial Officer. Mr. Janssen, a Certified Public Accountant, holds a B.S. in accounting from Lehigh University and an M.B.A. from Central Michigan University. Mr. Janssen has over thirty years of diversified financial management experience, including pharmaceutical, food processing and consumer product companies. From 1981 to 1988, Mr. Janssen was on the board of directors and was the Chief Financial Officer of Genesee Brewing Co. From 1988 to 1992, Mr. Janssen was on the board of directors and was the Chief Financial Officer and Treasurer of Barre-National, Inc.

    ROBERT J. MELLO, PH.D. rejoined the Company in February 1994 and serves as Vice President of Quality and Regulatory Affairs. Dr. Mello holds a B.S. in biology and a Ph.D. in biochemistry from The Johns Hopkins University School of Medicine. Dr. Mello had been with the Company for ten years before joining Lederle Laboratories in 1992 as Manager, Validation Services. At Lederle he established, coordinated and monitored validation programs at four sites. During his earlier ten years with the Company, Dr. Mello served as Director of Research and Development and later as Director of Quality Assurance and Regulatory Affairs, and Secretary. From 1979 to 1982, Dr. Mello served as Instructor, then Assistant Professor in the Department of Ophthalmology (Wilmer Eye Institute) of The Johns Hopkins University School of Medicine.

    REGIS F. BURKE was elected a director of the Company in 1995. Mr. Burke holds a bachelor's degree in accounting from Mount St. Mary's College. Mr. Burke is a Certified Public Accountant in practice on his own since 1988. Mr. Burke specializes in corporate transaction consulting, business planning, business valuation and litigation support services. Prior to 1988, Mr. Burke was a partner with Touche Ross & Co., an international accounting firm.

    HARVEY L. MILLER was elected a director in 1996. Since 1980, Mr. Miller has been Chairman of G.S.I. Corporation, a manufacturer of high-tech wire assemblies. Since 1986, Mr. Miller has been president of DM Realty Corporation, a developer of commercial real estate sites. Mr. Miller was elected a director of Maryland Midland Railway, Inc. in March 1997.

    THOMAS P. RICE was elected a director in 1997. Mr. Rice holds a B.A. in accounting from The Johns Hopkins University and an M.S. in finance from Loyola College of Maryland. Mr. Rice is also a Certified Public Accountant. In 1996, Mr. Rice founded Columbia Investments, LLC to make selective investments, primarily in the health care industry. From 1993 to 1996, Mr. Rice was Executive Vice President, Chief Operating and Financial Officer and a member of the Board of Directors of Circa Pharmaceuticals, Inc., a publicly-held pharmaceutical firm. From 1985 to 1990, Mr. Rice was Vice President of Administration and Finance of PharmaKinetics Laboratories, Inc., Baltimore, Maryland. From 1991 to 1993, Mr. Rice was a principal of Competitive Advantage, a Baltimore-based management consulting firm.

BOARD COMMITTEES AND COMPENSATION

    The Board of Directors has three standing committees; a Compensation Committee, an Audit Committee and a Stock Option Committee. The current members of each committee are Messrs. Burke, Miller and Rice. The Compensation Committee makes recommendations concerning salaries and incentive compensation for employees of and consultants to the Company. The Audit Committee reviews the results and scope of the audit and other services provided by the Company's independent public accountants. The Stock Option Committee administers and grants stock options and awards pursuant to the Company's Incentive Stock Option Plans.

    Executive Officers of the Company who also serve on the Board of Directors receive no additional compensation for their service as such. Members of the Board of Directors who are not also employed by or officers of the Company receive annual compensation equal to $9,600 per year for their service on the Board of Directors. In addition, the Company generally grants to each director, upon that individual's initial appointment or election to the Board of Directors, an option to purchase approximately 8,000 shares of Common Stock at the then current market price. Accordingly, Mr. Burke was granted an option to purchase 8,000 shares of Common Stock at $1.50 per share in November 1995; Mr. Miller was granted an option to purchase 8,000 shares of Common Stock at $3.125 per share in November 1996; and Mr. Rice was granted an option to purchase 8,000 shares of Common Stock at an exercise price of $5.1875 per share in March 1997. In addition, in recognition of his long service as a member of the Board of Directors, in 1995, Mr. Weiss was granted an additional option to purchase 8,000 shares of Common Stock at an exercise price of $1.50 per share. Each of these respective options is evidenced by a Director's Agreement and related Option Agreement, by and between the Company and the director and becomes exercisable on a pro-rata basis over a four-year period, measured from the date of grant.

    The Board of Directors has also adopted the 1997 Directors' Stock Option Plan, pursuant to which each director serving as chairman of any standing committees of the Board is granted options annually on a formula basis. See "Management--Stock Option Plans."

MANAGEMENT COMPENSATION

    The following table sets forth the compensation earned by the Company's Chief Executive Officer and the Company's five other highest paid executive officers for services rendered in all capacities to the Company for the fiscal years ended March 31, 1995, 1996 and 1997.

                           SUMMARY COMPENSATION TABLE

                                                                                                           LONG-TERM
                                                                               ANNUAL COMPENSATION       COMPENSATION
                                                                           ----------------------------  -------------
                                                                                        OTHER ANNUAL         STOCK
NAME AND PRINCIPAL POSITION                                       YEAR     SALARY($)   COMPENSATION($)    OPTIONS(#)
--------------------------------------------------------------  ---------  ---------  -----------------  -------------

William P. Tew, Ph.D. ........................................       1997    187,219            270(1)        75,000
  Chairman and Chief Executive Officer                               1996    177,916          1,232(1)            --
                                                                     1995    166,357          1,910(1)            --

John C. Weiss, III(2).........................................       1997    102,917          2,400(3)        70,000
  President                                                          1996         --         11,100(3)         8,000(3)
                                                                     1995         --         15,600(3)            --

Narlin B. Beaty, Ph.D. .......................................       1997    145,434             --           30,000
  Chief Technical Officer                                            1996    141,106             --           20,000
                                                                     1995    131,938             --               --

John T. Janssen...............................................       1997    141,299             --           20,000
  Chief Financial Officer                                            1996    130,546             --           20,000
                                                                     1995    105,625             --               --

Thomas C. Mendelsohn..........................................       1997    136,654             --           20,000
  Vice President New Business Development                            1996    131,983             --           20,000
                                                                     1995    123,907             --               --

Robert J. Mello, Ph.D. .......................................       1997    138,698             --           30,000
  Vice President Quality and Regulatory Affairs                      1996    123,959             --           20,000
                                                                     1995    110,853             --               --

------------------------
(1) Represents amounts paid by the Company for life insurance premiums on behalf of Dr. Tew.

(2) Mr. Weiss was appointed President of the Company in May 1996, after a ten year tenure on the Board of Directors.

(3) Represents fees and options given to Mr. Weiss as a non-employee director.

STOCK OPTION PLANS

    The Company has adopted four Incentive Stock Option Plans (the "Option Plans"). The first three of the four Option Plans have expired, and no additional options are subject to grant thereunder. Options granted prior to expiration will remain in effect and subject to exercise in accordance with the terms of the applicable plan. The Fourth Incentive Stock Option Plan provides for the issuance of up to an aggregate of 800,000 shares of Common Stock and was approved by the Company's stockholders in October 1996. The Option Plans provide for the grant of "incentive stock options" within the meaning of Section 422(A) of the Internal Revenue Code of 1986, as amended. The Option Plans are administered by the Stock Option Committee of the Company's Board of Directors, which determines the number of options granted, the exercise price, the number of shares subject to the option, and the exercisability thereof.

    At March 31, 1997, a total of 1,052,500 shares of the Company's Common Stock were available for issuance under the Option Plans (after taking into effect the expiration of the first three plans), including an aggregate of 534,900 shares of Common Stock subject to outstanding and unexercised options granted to employees of the Company and 517,600 shares of Common Stock reserved for issuance upon the exercise of options not yet granted. These currently outstanding but unexercised options are exercisable at prices ranging from $1.50 to $3.44 per share, and options for 105,000 shares were subject to immediate exercise. Options granted under the Option Plans generally become exercisable over the five (5) year period following the date of grant, unless otherwise determined by the Stock Option Committee at the time of grant.

    Of the shares subject to outstanding options under the Option Plans, an aggregate of 425,000 are subject to options granted to executive officers of the Company. The following table sets forth the number of options held at March 31, 1997, by each of the Chief Executive Officer and the five other highest paid officers, the range of exercise prices applicable to each, and a break-down as to the number of shares with respect to which options were exercisable or not exercisable at March 31, 1997:

                                                         NUMBER OF SHARES
                                                            SUBJECT TO      RANGE OF EXERCISE   EXERCISABLE/
NAME                                                          OPTIONS        PRICE PER SHARE   NOT EXERCISABLE
-------------------------------------------------------  -----------------  -----------------  ---------------
William P. Tew, Ph.D. .................................         75,000      $3.44                     0/75,000
John C. Weiss, III.....................................         78,000      $1.50 to $3.125       2,000/76,000(1)
Narlin B. Beaty, Ph.D. ................................         50,000      $1.50 to $3.125           0/50,000
John T. Janssen........................................         90,000      $1.50 to $3.125      37,500/52,500
Thomas C. Mendelsohn...................................         90,000      $1.50 to $3.125      37,500/52,500
Robert J. Mello, Ph.D. ................................         50,000      $1.50 to $3.125           0/50,000

------------------------

(1) 8,000 of these options were granted to Mr. Weiss as a non-employee director, other than pursuant to the Option Plans.

    In addition, in March 1997, the Board of Directors approved the 1997 Directors' Stock Option Plan of the Company (the "Directors' Plan"). The Directors' Plan provides for the issuance of a non-qualified stock option to purchase 3,000 shares of Common Stock to each director of the Company who is not an officer and who is serving as chairperson of any standing committee of the Board of Directors at the date of grant. Options under the Directors' Plan are automatically granted annually at the first meeting of the Board of Directors following the Annual Meeting of the Stockholders at an exercise price equal to the then current market price of the Common Stock. Options granted under the Directors' Plan generally vest on the first anniversary of the date of grant, provided that the director is deemed under the Directors' Plan to have served as chairperson of the standing committee through that date. An aggregate of 25,000 shares of Common Stock have been reserved for issuance pursuant to the Directors' Plan, but no options have been granted to date under the Directors' Plan.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AGREEMENTS

    The Company has entered into employment agreements with each of its executive officers. These agreements generally provide for payment of a base salary, together with incentive compensation in an amount to be determined by the Board of Directors or Compensation Committee from time to time. The base salaries established in the employment agreements for Dr. Tew, Mr. Weiss and Dr. Beaty are $170,000, $130,000 and $131,200, respectively. The base salaries established in the employment agreements for Messrs. Janssen and Mendelsohn, and Dr. Mello, are $129,300, $123,300, and $126,600, respectively. The base salary applicable to any executive officer may be increased through action of the Compensation Committee or Board of Directors.

    The employment agreements provide, in the case of Dr. Tew, for an initial term of three years, with successive three-year renewal terms; in the case of Dr. Beaty, for an initial term of three years, with successive three-year renewal terms; and in the case of Messrs. Weiss, Mendelsohn and Janssen, and Dr. Mello, for an initial term of two years, with successive two-year renewal terms. The initial term of each employment agreement commenced July 1, 1995, except in the case of Mr. Weiss whose term commenced in May 1996. Pursuant to the employment agreements, each of the executive officers is required to devote substantially all of his business time to Company-related matters and has agreed not to solicit clients or customers of the Company for a period following termination of employment.

    The employment agreements also provide for severance payments to the executive officers of the Company in certain circumstances. Dr. Tew and Mr. Weiss are entitled to receipt of severance payments of approximately two times their aggregate annual compensation, in the case of Dr. Tew, upon termination of his employment either following a change of control of the Company or breach by the Company of his employment agreement, or for good reason (generally defined as diminution of title or responsibilities, termination of benefit plans, or relocation of the Company), and in the case of Mr. Weiss, upon termination of his employment either following a breach by the Company of his employment agreement or for good reason. Drs. Beaty and Mello, and Messrs. Janssen and Mendelsohn, are each entitled to receipt of severance payments in an amount equal to approximately one-half of their respective annual compensation, upon termination of their employment following a breach by the Company of their respective employment agreements or for good reason.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The authorized stock of the Company consists of 10,000,000 shares, divided into 8,000,000 shares of Class A Common Stock, par value $0.01 per share (hereinabove defined as, and hereinbelow referred to as, the "Common Stock"), and 2,000,000 shares of non-voting Class B Common Stock, par value $.01 per share ("Class B Common Stock"). As of March 31, 1997, 4,114,558 shares of Common Stock and no shares of Class B Common Stock were outstanding. The rights of holders of the Company's stock are defined by the Company's charter, as amended from time to time (the "Charter"), as well as by the Company's Bylaws, as amended from time to time (the "Bylaws"), and the Maryland General Corporation Law, as amended from time to time (the "MGCL"). The following summary of certain provisions of the stock of the Company does not purport to be complete and is subject to, and qualified in its entirety by reference to the provisions of the Charter and Bylaws, which are included as exhibits to the Registration Statement of which this Prospectus forms a part, and by provisions of applicable law, including the MGCL.

COMMON STOCK

    Upon completion of the Offering, 5,114,558 shares of Common Stock will be issued and outstanding and no shares of Class B Common Stock will be issued and outstanding. Under Maryland law, stockholders generally are not liable for the corporation's obligations.

    Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors and, except as provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors. Holders of shares of Common Stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights, and have no preemptive or subscriptive rights. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, duly authorized, fully paid and non-assessable.

    There are no shares of Class B Common Stock issued and outstanding. The Class B Common Stock is identical to the Common Stock in all respects except that each share of Class B Common Stock is convertible under certain circumstances into one share of Common Stock and that holders of Class B Common Stock are not entitled to vote on any matter requiring stockholder action. The Class B Common Stock was created and authorized as a separate class of stock of the Company in connection with a financing transaction entered into by the Company in 1987, which required that the Company have shares of non-voting common stock available for issuance upon the exercise of certain warrants. The Company's obligations in respect of the financing transaction have since been satisfied and the warrants expired unexercised but 2,000,000 shares of Class B Common Stock continue to remain authorized for issuance under the Charter.

    Subject to the preferential rights of any other shares or series of stock, holders of the shares of Common Stock and Class B Common Stock have equal rights to receive dividends, if any, as and when authorized and declared by the Board of Directors of the Company out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding up after payment of or adequate provision for all known debts and liabilities of the Company.

    Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. The Charter provides that the affirmative vote of a majority of all the votes entitled to be cast on any matter or act requiring stockholder approval shall be sufficient to approve such matter or act.

CERTAIN PROVISIONS OF MARYLAND LAW AND THE CHARTER

    The business combination provisions and the control share acquisition provisions of the MGCL and certain provisions of the Charter could delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for holders of Common Stock or otherwise be in their best interest.

    BUSINESS COMBINATIONS. Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns ten percent (10%) or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Stockholder"), or an affiliate of such an Interested Stockholder, are prohibited for five years after the most recent date on which the Interested Stockholder becomes an Interested Stockholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (i) eighty percent (80%) of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the Interested Stockholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other conditions, the corporation's common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder, or, absent an election by resolution of the board of directors, to business combinations involving certain Maryland corporations, such as the Company, having an Interested Stockholder as of July 1, 1983. Pursuant to the applicable provisions of the statute, the Board of Directors of the Company adopted a resolution electing to be governed by the business combination provisions of the MGCL, except in connection with any business combination involving Dr. Tew or any of his affiliates, which the Board of Directors exempted from such provisions.

    CONTROL SHARE ACQUISITIONS. The MGCL provides that "control shares" of a Maryland corporation (including the Company) acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror, by officers or by directors who are employees of the corporation. "Control Shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

    A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors of the corporation to call a special meeting of stockholders to be held within fifty (50) days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

    If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

    CHARTER PROVISIONS. The Charter authorizes the Board of Directors to reclassify any unissued shares of stock into other classes or series of classes of stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series.

    The Company believes that the power of the Board of Directors to issue additional authorized but unissued shares of Common Stock, or Class B Common Stock, and to classify or reclassify unissued shares of stock and thereafter to cause the Company to issue such classified or reclassified shares of stock will provide the Company with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as the Common Stock and Class B Common Stock, will be available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded. Although the Board of Directors has no intention at the present time of doing so, it could authorize the Company to issue a class or series that could, depending upon the terms of such class or series, delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for holders of shares of Common Stock or otherwise be in their best interest.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is The Bank of New
York.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part (the "Underwriting Agreement"), the Company has agreed to sell the number of shares of Common Stock to Ferris, Baker Watts, Incorporated (the "Underwriter"), and the Underwriter has agreed to purchase the aggregate number of shares of Common Stock set forth opposite its name below.

UNDERWRITER                                                                  NUMBER OF SHARES
---------------------------------------------------------------------------  -----------------
Ferris, Baker Watts, Incorporated..........................................       1,000,000
                                                                             -----------------
  Total....................................................................       1,000,000
                                                                             -----------------
                                                                             -----------------

    The nature of the Underwriter's obligations under the Underwriting Agreement is such that all shares of Common Stock offered hereby, excluding shares covered by the over-allotment option granted to the Underwriter, must be purchased if any are purchased. The Underwriting Agreement provides that the obligations of the Underwriter to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions.

    The Company has been advised by the Underwriter that the Underwriter proposes to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such public offering price less a selling concession not in excess of $0.145 per share. The Underwriter may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other underwriters or to certain other brokers or dealers.

    The Company has granted the Underwriter an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 150,000 shares of Common Stock to cover over-allotments, at the same price per share to be paid by the Underwriter for the other shares offered hereby. The Underwriter may purchase such shares only to cover over-allotments, if any, in connection with the Offering made hereby.

    The executive officers, directors and certain stockholders of the Company have agreed that they will not offer, sell, contract to sell or grant an option to purchase or otherwise dispose of any shares of Common Stock, options to acquire shares of Common Stock or any securities exercisable for or convertible into Common Stock owned by them, in the open market, for a period of 180 days from the date of this Prospectus, without the prior written consent of the Underwriter. The Company has agreed not to offer, sell or issue any shares of Common Stock, options to acquire Common Stock or securities exercisable for or convertible into shares of Common Stock for a period of 180 days after the date of this Prospectus, without the prior written consent of the Underwriter, except that the Company may issue securities pursuant to the Company's stock option plans and upon the exercise of all outstanding stock options.

    The Company and the Underwriter have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, which may arise out of or be based upon any untrue statement or alleged untrue statement of any material fact made by the indemnifying party and contained in this Prospectus, the Registration Statement, any supplement or amendment thereto, or any documents filed with state securities authorities, or any omission or alleged omission of the indemnifying party to state a material fact required to be stated in any such document or required to make the statements in any such document, in light of the circumstances in which they are made, not misleading.

    The Underwriter intends to make a market in the securities of the Company, as permitted by applicable laws and regulations. The Underwriter, however, is not obligated to make a market in such securities and any such market making may be discontinued at any time at the sole discretion of the Underwriter.

    The Underwriter has informed the Company that it does not intend to confirm any sales to accounts over which they exercise discretionary authority.

    The Company has agreed to pay to the Underwriter a non-accountable expense allowance equal to one percent of the gross offering proceeds.

                                 LEGAL MATTERS

    The validity of the issuance of the shares of Common Stock offered by this Prospectus will be passed upon for the Company by Ballard Spahr Andrews & Ingersoll, Baltimore, Maryland. Certain legal matters related to the Offering will be passed upon for the Underwriter by Shapiro and Olander, Baltimore, Maryland.

                                    EXPERTS

    The financial statements and schedules included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). This Prospectus, which constitutes a part of a registration statement on Form S-2 (the "Registration Statement") filed by the Company with the Commission under the Securities Act, omits certain of the information set forth in the Registration Statement and the exhibits thereto, as permitted by the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and the exhibits thereto for further information with respect to the Company. Statements contained herein as to the content of any contract or other document are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to a copy of the applicable document filed with the Commission. The Registration Statement, including the exhibits and schedules filed thereto, and the reports, proxy statements and other information filed by the Company with the Commission, can be inspected and copied at the public reference facilities maintained by the Commission at its principal office at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, registration statements, reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (such as the Company) through the Commission's Electric Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's site on the World Wide Web, located at http: //www.sec.gov. So long as the Company's Common Stock is traded on the American Stock Exchange Emerging Company Marketplace, 86 Trinity Place, New York, New York 10006, copies of certain reports, proxy statements and other information filed by the Company can be inspected at such location. If the Company is successful in having its Common Stock listed on the Nasdaq National Market, 1735 K Street, N.W., Washington, DC 20006-1500, copies of certain reports, proxy statements and other information filed by the Company can be inspected at such location.

    THIS PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (WITHOUT EXHIBITS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE WITHOUT CHARGE AND UPON REQUEST. REQUESTS FOR DOCUMENTS SHOULD BE DIRECTED TO CHESAPEAKE BIOLOGICAL LABORATORIES, INC., 1111 SOUTH PACA STREET, BALTIMORE, MARYLAND, 21230, ATTENTION: INVESTOR RELATIONS (TELEPHONE: (410) 843-5000).

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents are incorporated by reference in this Prospectus:

    1. The Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1996.

    2.  The Registrant's Current Report on Form 8-K filed on March 4, 1997.

    3. The Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1996.

    4.  The Registrant's Current Report on Form 8-K filed on November 26, 1996.

    5. The Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996.

    6. The Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                    CHESAPEAKE BIOLOGICAL LABORATORIES, INC.

    INDEX TO FINANCIAL STATEMENTS

Report of Independent Public Accountants.............................................        F-2

Consolidated Balance Sheets as of March 31, 1997 and 1996............................        F-3

Consolidated Statements of Income for the years ended March 31, 1997, 1996 and
  1995...............................................................................        F-4

Consolidated Statements of Changes in Stockholders' Equity for the years ended March
  31, 1997, 1996 and 1995............................................................        F-5

Consolidated Statements of Cash Flows for the years ended March 31, 1997, 1996 and
  1995...............................................................................        F-6

Notes to Consolidated Financial Statements...........................................        F-7

Schedule II--Valuation and Qualifying Accounts.......................................       F-18

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
  Chesapeake Biological Laboratories, Inc.:

    We have audited the accompanying consolidated balance sheets of Chesapeake Biological Laboratories, Inc. (a Maryland corporation) and subsidiary as of March 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended March 31, 1997, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chesapeake Biological Laboratories, Inc. and subsidiary as of March 31, 1997 and 1996, and the results of their operations and their cash flows for the years ended March 31, 1997, 1996 and 1995, in conformity with generally accepted accounting principles.

    Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. Schedule II is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements, and, in our opinion, fairly states, in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

/s/ Arthur Andersen LLP

Baltimore, Maryland,
April 25, 1997

            CHESAPEAKE BIOLOGICAL LABORATORIES, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                         AS OF MARCH 31, 1997 AND 1996

                                                                                           1997           1996
                                                                                       -------------  ------------
                                                      ASSETS
CURRENT ASSETS:
  Cash and cash equivalents (Note 2).................................................  $   1,432,944  $    240,583
  Restricted cash (Note 2)...........................................................        350,000            --
  Accounts receivable, net (Note 2)..................................................        714,793       671,626
  Inventories (Notes 2 and 4)........................................................        760,075     1,687,616
  Prepaid expenses...................................................................        140,160        43,637
  Deferred tax asset (Note 11).......................................................         50,540       134,639
  Interest receivable................................................................         32,616            --
                                                                                       -------------  ------------
    TOTAL CURRENT ASSETS.............................................................      3,481,128     2,778,101
PROPERTY AND EQUIPMENT, net (Notes 2 and 5)..........................................      4,857,664     1,514,167
BOND FUNDS HELD BY TRUSTEE (Notes 2 and 7)...........................................      4,682,998            --
DEFERRED FINANCING COSTS (Note 7)....................................................        395,138            --
OTHER ASSETS.........................................................................         27,690        27,690
                                                                                       -------------  ------------
    TOTAL ASSETS.....................................................................  $  13,444,618  $  4,319,958
                                                                                       -------------  ------------
                                                                                       -------------  ------------
                                       LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued expenses..............................................  $     551,112  $    351,742
  Current portion of long term debt and capital lease obligations (Notes 7 and 8)....         49,769        49,769
  Deferred revenue (Note 2)..........................................................         85,887       215,513
                                                                                       -------------  ------------
    TOTAL CURRENT LIABILITIES........................................................        686,768       617,024
LONG TERM LIABILITIES:
  Long term debt and capital lease obligations, net of current portion (Notes 7 and
    8)...............................................................................      8,553,985       105,668
  Deferred rent (Note 8).............................................................         52,590        82,657
  Deferred tax liability (Note 11)...................................................        108,549       130,598
                                                                                       -------------  ------------
    TOTAL LIABILITIES................................................................      9,401,892       935,947
                                                                                       -------------  ------------
COMMITMENTS AND CONTINGENCIES (NOTES 3, 8, AND 9)
STOCKHOLDERS' EQUITY:
  Class A Common Stock, par value $.01 per share; 8,000,000 shares authorized;
    4,114,558 and 3,979,938 shares issued and outstanding............................         41,145        39,799
  Class B Common Stock, par value $.01 per share; 2,000,000 shares authorized; no
    shares issued and outstanding....................................................             --            --
  Additional paid-in capital.........................................................      3,980,836     3,827,182
  Retained earnings (accumulated deficit)............................................         20,745      (482,970)
                                                                                       -------------  ------------
    TOTAL STOCKHOLDERS' EQUITY (NOTE 10).............................................      4,042,726     3,384,011
                                                                                       -------------  ------------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.......................................  $  13,444,618  $  4,319,958
                                                                                       -------------  ------------
                                                                                       -------------  ------------

   The accompanying notes are an integral part of these consolidated balance sheets.

            CHESAPEAKE BIOLOGICAL LABORATORIES, INC. AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF INCOME
               FOR THE YEARS ENDED MARCH 31, 1997, 1996 AND 1995

                                                                              1997          1996          1995
                                                                          ------------  ------------  ------------
OPERATING REVENUE (NOTE 2)..............................................  $  8,653,793  $  6,174,148  $  6,981,788
COST OF REVENUE.........................................................     5,895,479     3,927,331     5,077,688
                                                                          ------------  ------------  ------------
GROSS PROFIT............................................................     2,758,314     2,246,817     1,904,100
OPERATING EXPENSES:
  General and administrative............................................     1,430,976     1,210,093     1,230,076
  Selling...............................................................       413,136       454,934       308,612
  Research and development..............................................       123,482        44,313            --
                                                                          ------------  ------------  ------------
    INCOME FROM OPERATIONS..............................................       790,720       537,477       365,412
INTEREST INCOME (EXPENSE), NET (NOTES 6, 7 AND 8).......................         8,828       (22,580)       (8,473)
                                                                          ------------  ------------  ------------
  INCOME BEFORE PROVISION (BENEFIT) FOR INCOME TAXES....................       799,548       514,897       356,939
PROVISION (BENEFIT) FOR INCOME TAXES (NOTES 2 AND 11)...................       295,833       205,959      (208,955)
                                                                          ------------  ------------  ------------
NET INCOME..............................................................  $    503,715  $    308,938  $    565,894
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE:
  Primary
      Net Income........................................................  $       0.12  $       0.08  $       0.14
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
  Fully diluted
      Net Income........................................................  $       0.12  $       0.08  $       0.14
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING (NOTE
  2)
  Primary...............................................................     4,190,767     3,993,064     4,051,950
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
  Fully diluted.........................................................     4,281,723     3,993,064     4,052,551
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

 The accompanying notes are an integral part of these consolidated statements.

            CHESAPEAKE BIOLOGICAL LABORATORIES, INC. AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
               FOR THE YEARS ENDED MARCH 31, 1997, 1996 AND 1995

                                                                                         RETAINED
                                                                         ADDITIONAL      EARNINGS
                                                                          PAID-IN      (ACCUMULATED
                                                SHARES     PAR VALUE      CAPITAL        DEFICIT)        TOTAL
                                              ----------  -----------  --------------  -------------  ------------
BALANCE, MARCH 31, 1994.....................   3,890,052   $  38,900    $  3,811,992   $  (1,357,802) $  2,493,090
Issuance of shares pursuant to exercise of
  stock options.............................      89,886         899          15,190              --        16,089
Net income..................................          --          --              --         565,894       565,894
                                              ----------  -----------  --------------  -------------  ------------
BALANCE, MARCH 31, 1995.....................   3,979,938      39,799       3,827,182        (791,908)    3,075,073
Net income..................................          --          --              --         308,938       308,938
                                              ----------  -----------  --------------  -------------  ------------
BALANCE, MARCH 31, 1996.....................   3,979,938      39,799       3,827,182        (482,970)    3,384,011
Issuance of shares pursuant to purchase of
  building..................................     125,000       1,250         148,750              --       150,000
Issuance of shares pursuant to exercise of
  stock options.............................       9,620          96           4,904              --         5,000
Net income..................................          --          --              --         503,715       503,715
                                              ----------  -----------  --------------  -------------  ------------
BALANCE, MARCH 31, 1997.....................   4,114,558   $  41,145    $  3,980,836   $      20,745  $  4,042,726
                                              ----------  -----------  --------------  -------------  ------------
                                              ----------  -----------  --------------  -------------  ------------

 The accompanying notes are an integral part of these consolidated statements.

            CHESAPEAKE BIOLOGICAL LABORATORIES, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

               FOR THE YEARS ENDED MARCH 31, 1997, 1996 AND 1995

                                                                                 1997          1996        1995
                                                                             -------------  ----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income.................................................................  $     503,715  $  308,938  $  565,894
Adjustments to reconcile net income to net cash provided by (used in)
  operating activities:
  Depreciation and amortization............................................        360,922     319,827     274,115
  Provision (benefit) for deferred income taxes............................         62,050     205,959    (210,000)
  (Increase) decrease in accounts receivable...............................        (43,167)     19,780    (249,716)
  Decrease (increase) in inventories.......................................        927,541    (236,896)   (134,593)
  (Increase) decrease in prepaid expenses..................................        (96,523)      5,069     (30,397)
  Increase in interest receivable..........................................        (32,616)         --          --
  Decrease in inventory due Allergan.......................................             --          --    (300,000)
  Increase (decrease) in accounts payable and accruals.....................        199,370    (113,858)     96,728
  (Decrease) increase in deferred revenue..................................       (129,626)     87,530     (60,225)
  (Decrease) increase in deferred rent.....................................        (30,067)    (20,114)      9,744
                                                                             -------------  ----------  ----------
    NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES....................      1,721,599     576,235     (38,450)
                                                                             -------------  ----------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment.......................................     (3,554,419)   (318,355)   (578,493)
  Increase in bond funds held by Trustee...................................     (4,682,998)         --          --
                                                                             -------------  ----------  ----------
    NET CASH USED IN INVESTING ACTIVITIES..................................     (8,237,417)   (318,355)   (578,493)
                                                                             -------------  ----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  (Repayments) of/proceeds from short term borrowings--net.................             --    (127,991)    127,991
  Proceeds from long-term debt.............................................      8,500,000          --      70,297
  Repayments of long-term debt.............................................        (22,419)    (21,231)    (44,910)
  Repayments of capital lease obligations..................................        (29,264)    (28,867)    (26,123)
  Payment of debt issuance costs...........................................       (395,138)         --          --
  Increase in restricted cash..............................................       (350,000)         --          --
  Net proceeds from sale of stock..........................................          5,000          --      16,089
                                                                             -------------  ----------  ----------
    NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES....................      7,708,179    (178,089)    143,344
                                                                             -------------  ----------  ----------
  INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.........................      1,192,361      79,791    (473,599)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD.............................        240,583     160,792     634,391
                                                                             -------------  ----------  ----------
CASH AND CASH EQUIVALENTS, END OF PERIOD...................................  $   1,432,944  $  240,583  $  160,792
                                                                             -------------  ----------  ----------
                                                                             -------------  ----------  ----------
CASH PAID DURING THE YEAR FOR:
  Interest.................................................................  $      27,315  $   27,180  $   14,538
                                                                             -------------  ----------  ----------
                                                                             -------------  ----------  ----------
  Income taxes.............................................................  $       7,733  $   55,000  $   12,593
                                                                             -------------  ----------  ----------
                                                                             -------------  ----------  ----------
NON-CASH TRANSACTIONS:
  Acquisitions of property and equipment under capital lease obligations...  $          --  $       --  $   62,474
                                                                             -------------  ----------  ----------
                                                                             -------------  ----------  ----------
  Issuance of stock pursuant to purchase of building.......................  $     150,000  $       --  $       --
                                                                             -------------  ----------  ----------
                                                                             -------------  ----------  ----------

 The accompanying notes are an integral part of these consolidated statements.

            CHESAPEAKE BIOLOGICAL LABORATORIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         MARCH 31, 1997, 1996 AND 1995

1. ORGANIZATION:

    Chesapeake Biological Laboratories, Inc. ("CBL" or "the Company") is an established provider of pharmaceutical and biopharmaceutical product development and production services on a contract basis for a broad range of customers, from major international pharmaceutical firms to emerging biotechnology companies. Since 1990, CBL has provided its product development services to more than 80 pharmaceutical and biotechnology companies and has contributed to the development and production of more than 100 therapeutic products intended for human clinical trials. Customers contract with the Company to produce development stage products for use in Food and Drug Administration ("FDA") clinical trials and to produce and manufacture FDA approved products for commercial sale. The Company's business depends in part on strict government regulation of the drug development process, especially in the United States. CBL's production facility operates under the current Good Manufacturing Practices ("cGMP") established and regulated by the FDA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of CBL and its wholly-owned subsidiary, CBL Development Corp.

ACCOUNTS RECEIVABLE

    Accounts receivable are stated net of allowances for doubtful accounts of $10,300 and $16,400 as of March 31, 1997 and 1996, respectively.

INVENTORIES

    Inventories consist of raw materials, work-in-process and finished goods which are stated at the lower of cost or market, determined under the first-in, first-out (FIFO) method.

PROPERTY AND EQUIPMENT

    Property and equipment is stated at cost less accumulated depreciation. Equipment is depreciated using the straight-line method over estimated useful lives of three to ten years. The building is depreciated over an estimated useful life of thirty years. Leasehold improvements are amortized over the term of the lease.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include amounts invested in accounts with a maturity of three months or less which are readily convertible to known amounts of cash. Included in restricted cash are Company funds of $350,000 which are being held by the Bond Trustee as collateral for the Company's obligations under the Letter of Credit and Reimbursement Agreement with First Union National Bank of North Carolina (see Note 7).

            CHESAPEAKE BIOLOGICAL LABORATORIES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
REVENUE RECOGNITION

    The Company recognizes income when the product is shipped or the service has been provided to the customer. Deferred revenues represent deposits normally required of customers with development products.

INCOME TAXES

    Deferred income taxes are computed using the liability method, which provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes (see Note 11).

STOCK OPTION PLANS

    Prior to April 1, 1996, the Company accounted for its stock-option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On April 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net earnings and pro forma earnings per share disclosures for employee stock option grants made in fiscal 1996 and future years as if the fair-value-based method defined in SFAS 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS 123 (see Note 10).

PER SHARE INFORMATION

    Per share information is based on the weighted average number of shares of common and common equivalent shares outstanding. The Company uses the treasury stock method to calculate the dilutive effect of outstanding options at period end based on the Company's stock price on the AMEX Emerging Company Marketplace.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could significantly differ from those estimates.

RECLASSIFICATIONS

    Certain prior year balances have been reclassified to conform with current year presentation.

            CHESAPEAKE BIOLOGICAL LABORATORIES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

3. CONCENTRATIONS OF CREDIT RISK/SIGNIFICANT CUSTOMERS:

    The Company's customers span the range of the pharmaceutical and medical device industries. For most customers, the Company requires an up-front payment on orders. There are some recurring customers, however, for which CBL has waived that practice.

    The contract manufacturing agreement between the Company and Allergan Botox, Ltd. ("Allergan") for the production of Vitrax-TM- originally expired in February 1997. Subsequent to year-end, an agreement was reached between CBL and Allergan which calls for the production of Vitrax-TM- through December 31, 1997, on modified terms providing for the production of Vitrax using active ingredients supplied by Allergan, rather than active ingredients manufactured by CBL. In addition, Allergan has been relieved of any obligation to purchase Vitrax exclusively from the Company. During the years ended March 31, 1997, 1996 and 1995, approximately 49%, 41% and 51%, respectively, of CBL's sales were to Allergan. During the years ended March 31, 1997, 1996 and 1995, sales to the second largest customer, which was a different customer each year, were 8%, 14% and 18% of CBL's sales, respectively. The Company has been actively seeking to increase and diversify its customer base and has been successful in its diversification efforts. However, there can be no assurance that the Company's business will not continue to be dependent on certain customers or that annual results will not be dependent upon the performance of a few large projects.

4. INVENTORIES:

    Inventories consisted of the following at March 31, 1997 and 1996:

                                                                         1997         1996
                                                                      ----------  ------------
Raw materials.......................................................  $  324,417  $    371,954
Work-in-process.....................................................     433,454     1,288,163
Finished goods......................................................       2,204        27,499
                                                                      ----------  ------------
                                                                      $  760,075  $  1,687,616
                                                                      ----------  ------------
                                                                      ----------  ------------

5. PROPERTY AND EQUIPMENT:

    Property and equipment consisted of the following at March 31, 1997 and 1996:

                                                                      1997           1996
                                                                  -------------  -------------
Land............................................................  $     245,000  $          --
Building........................................................      2,137,265             --
Construction in progress........................................      1,324,614         68,741
Laboratory equipment............................................      2,189,512      2,133,800
Furniture and fixtures..........................................        384,130        352,792
Leasehold improvements..........................................        435,582        456,356
                                                                  -------------  -------------
                                                                      6,716,103      3,011,689
Less: Accumulated depreciation..................................     (1,858,439)    (1,497,522)
                                                                  -------------  -------------
                                                                  $   4,857,664  $   1,514,167
                                                                  -------------  -------------
                                                                  -------------  -------------

    Depreciation and amortization expense for the years ended March 31, 1997, 1996 and 1995 was $360,917, $319,827, and $274,115, respectively.

            CHESAPEAKE BIOLOGICAL LABORATORIES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

6. BANK FINANCING ARRANGEMENTS:

    During fiscal 1995, the Company obtained a $750,000 Revolving Line of Credit Facility and a $2,000,000 Equipment Leasing/Financing Credit Facility, secured by the Company's inventory and accounts receivable, and by the equipment acquired by the Company. The Revolving Credit Facility, which is used to fund operating requirements, provides for interest at 0.5% over the prime rate. The aggregate outstanding balance on the Revolving Credit Facility was $128,000 as of March 31, 1995, with no balances as of March 31, 1997 and 1996. The average outstanding balance on the Revolving Credit Facility for fiscal years 1997, 1996 and 1995, was $21,000, $86,000 and $64,000, respectively. The average interest rate on the Revolving Credit Facility for fiscal years 1997, 1996 and 1995, was 8.75%, 9.0% and 9.5%, respectively. In connection with the bond issuance described below, no further funds are available under the Equipment Leasing/Financing Credit Facility; however, the Revolving Line of Credit Facility remains in effect, secured by inventory and accounts receivable.

7. LONG TERM DEBT:

    In November 1996, the Company completed the acquisition of an approximately 70,000 square foot building on 3.48 acres in Baltimore, Maryland, which the Company is now in the process of renovating to provide CBL with office, warehouse and pharmaceutical manufacturing space. The Company is actively seeking opportunities and customer contracts to utilize these expanded capabilities. However, as of March 31, 1997, the Company has not entered into any definitive customer contracts for the new facility. The purchase and renovation costs were financed with a $7,000,000 Economic Development Bond issued by the Maryland Industrial Development Financing Authority, and a $1,500,000 loan from the Mayor and City Council of Baltimore City by and through the Department of Housing and Community Development. The loan has an interest rate which is fixed at 6.5%. The bonds are tax-exempt and variable rate and may be converted to a fixed rate.

    The Company has also entered into an interest rate agreement with First Union National Bank of North Carolina to reduce the potential impact of the variable interest rates on the bonds. This agreement results in a maximum interest rate on the bonds of 5.51%, and relates to $6 million of the outstanding bonds. The agreement became effective in November 1996 and will expire in November 2003.

    The principal portion of the Bonds, and the accrued interest thereon, is payable from monies drawn under a direct pay letter of credit issued by First Union National Bank of North Carolina (the "Bank"), in amounts up to $7,280,000. Interest is payable quarterly, commencing February 1, 1997, and principal portions of the bonds are subject to redemption, in part, commencing November 1998, in accordance with a schedule set forth in the bonds. The Maturity Date is August 1, 2018. The loan from the City of Baltimore requires interest only payments for the first two years, with monthly principal and interest payments beginning November 1998 with the final payment due in November 2016.

    There are certain covenants contained in the debt financing, which include ratios and balances as to minimum tangible net worth, liability to net worth ratio, EBITDA ratio, and current ratio (all as defined). Other covenants include a ceiling on capital expenditures and on the incurrence of other indebtedness (as defined). The Company was in compliance with all such covenants as of March 31, 1997.

    In connection with the financing, the Company incurred costs of $395,000 which will be amortized over the term of the bonds. The Company has also capitalized $58,000 of net construction period interest costs through March 31, 1997, which will be expensed over the useful life of the building.

            CHESAPEAKE BIOLOGICAL LABORATORIES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

7. LONG TERM DEBT: (CONTINUED)
    The Company's other long term debt as of March 31, 1997, consists of a truck and an equipment loan. The truck loan bears interest at 6.9% and is repayable through December 8, 1998, in equal monthly installments. The equipment loan bears interest at 8.5% and is repayable through April 1, 1999 in variable monthly installments.

    The remaining principal payments on the Company's long term debt as of March 31, 1997, are as follows:

YEAR ENDED
MARCH 31,                                                                            AMOUNT
--------------------------------------------------------------------------------  ------------
1998............................................................................  $     20,960
1999............................................................................       347,464
2000............................................................................       667,869
2001............................................................................       669,519
2002 and thereafter.............................................................     6,839,257
                                                                                  ------------
                                                                                  $  8,545,069
                                                                                  ------------
                                                                                  ------------

    Based on the borrowing rates currently available to the Company, the fair value of long-term debt, exclusive of capital lease obligations, as of March 31, 1997, is approximately $8,522,000.

8. LEASES:

    In December 1993, the Company entered into a non-cancelable operating lease agreement for a second facility to house its corporate offices, warehousing, shipping and receiving functions. The lease expires December 31, 1998, with two, two-year renewal terms. The rent expense under the lease agreement was $143,948, $147,002, and $139,186 for the years ended March 31, 1997, 1996 and 1995, respectively. The Company is currently in the process of subletting the facility for the remainder of the lease term and management believes sublease revenues will approximate the future rental commitment obligation.

    The Company's original facility will be primarily used for production and is occupied under a non-cancelable operating lease agreement with an initial six and one-half year term, expiring December 31, 1998, and two renewable terms of two years each. Related rental payments for the years ended March 31, 1997, 1996 and 1995, were $234,784, $232,782, and $228,683, respectively. The operating lease agreement contains terms which feature reduced rental payments in the early years and accelerated payments toward the end of the lease term. For financial reporting purposes, rental expense represents an average of the minimum annual rental payments over the initial six and one-half year term. On an annual basis, this expense is approximately $192,000.

    During previous years, the Company entered into several non-cancelable capital lease obligations for various pieces of laboratory equipment and furniture that expire during fiscal year 1999. In addition, in fiscal year 1997 the Company entered into several operating leases that expire during fiscal year 2001.

            CHESAPEAKE BIOLOGICAL LABORATORIES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

8. LEASES: (CONTINUED)
    At March 31, 1997, the aggregate minimum annual lease payments were as follows:

YEAR ENDED                                                               CAPITAL    OPERATING
MARCH 31                                                                  LEASES      LEASES
----------------------------------------------------------------------  ----------  ----------
1998..................................................................  $   38,909  $  273,306
1999..................................................................      36,245     217,768
2000..................................................................       1,123      29,541
2001..................................................................          --      15,904
                                                                        ----------  ----------
                                                                            76,277  $  536,519
                                                                                    ----------
                                                                                    ----------
Less interest.........................................................     (17,592)
                                                                        ----------
Present value of future minimum lease payments........................  $   58,685
                                                                        ----------
                                                                        ----------

9. CONTINGENCIES:

    In the ordinary course of business, the Company could be exposed to a risk of liability as a result of the products that it has produced or developed for others. The Company attempts to limit its exposure to liability through contractual agreements with its customers and insurance coverage. Clinical trial materials are produced by the Company for use by its customers in studies that are strictly regulated by the FDA. During fiscal 1997, 1996 and 1995, there were no legal proceedings to which the Company was a party.

10. STOCK OPTION PLANS:

    The Company has adopted four incentive stock option plans for employees (the "Option Plans") and a separate plan for Directors. The Option Plans provide for the granting of incentive stock options within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended. The exercise price of all options granted under the Option Plans must be at least equal to the fair market value of such shares on the date of the grant (110% in the case of an optionee who is an owner of more than 10% of the Company's Common Stock), and the maximum term of the options range from five to ten years.

    The Company applies APB Opinion 25 and related interpretations in accounting for its plans, under which no compensation expense has been recognized. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under

            CHESAPEAKE BIOLOGICAL LABORATORIES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

10. STOCK OPTION PLANS: (CONTINUED)
those plans consistent with the method of SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                                     YEAR ENDED      YEAR ENDED
                                                                                   MARCH 31, 1997  MARCH 31, 1996
                                                                                   --------------  --------------
Net income:
  As reported....................................................................    $  503,715      $  308,938
  Pro forma......................................................................       364,955         286,233

Primary earnings per share:
  As reported....................................................................          0.12            0.08
  Pro forma......................................................................          0.09            0.07

Fully diluted earnings per share:
  As reported....................................................................          0.12            0.08
  Pro forma......................................................................          0.09            0.07

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                                                     YEAR ENDED      YEAR ENDED
                                                                                   MARCH 31, 1997  MARCH 31, 1996
                                                                                   --------------  --------------
Expected volatility..............................................................          82.2%           82.2%
Risk-free interest rates.........................................................      5.9--6.0%       6.5--6.7%
Expected lives...................................................................      4-5 years       4-5 years

    A summary of option transactions for the years ended March 31, 1997, 1996 and 1995 is as follows:

                                                1997                        1996                        1995
                                     --------------------------  --------------------------  --------------------------
                                                   WEIGHTED                    WEIGHTED                    WEIGHTED
                                                    AVERAGE                     AVERAGE                     AVERAGE
                                      SHARES    EXERCISE PRICE    SHARES    EXERCISE PRICE    SHARES    EXERCISE PRICE
                                     ---------  ---------------  ---------  ---------------  ---------  ---------------
Outstanding, beginning of year.....    366,750     $    2.16       256,250     $    2.43       386,250     $    1.80
Granted............................    300,000          2.98       130,500          1.50            --            --
Exercised..........................    (11,250)         1.28            --            --       (98,996)         0.54
Expired or cancelled...............    (83,600)         3.80       (20,000)         1.25       (31,004)         0.62
                                     ---------         -----     ---------         -----     ---------         -----
Outstanding, end of year...........    571,900     $    2.37       366,750     $    2.16       256,250     $    2.43
                                     ---------         -----     ---------         -----     ---------         -----
                                     ---------         -----     ---------         -----     ---------         -----
Shares available for future
  grant............................    531,550                      43,497                     132,997
                                     ---------                   ---------                   ---------
                                     ---------                   ---------                   ---------
Options exercisable at end of
  period...........................    105,000                     108,750                      45,000
                                     ---------                   ---------                   ---------
                                     ---------                   ---------                   ---------
Weighted average fair value of
  options granted..................  $    2.24                   $    1.03                          --
                                     ---------                   ---------                   ---------
                                     ---------                   ---------                   ---------

    The weighted average remaining contractual life of options outstanding at March 31, 1997, is 5.6 years.

            CHESAPEAKE BIOLOGICAL LABORATORIES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

11. INCOME TAXES:

    The provision (benefit) for income taxes was comprised of the following for the years ended March 31, 1997, 1996 and 1995:

                                                             1997        1996        1995
                                                          ----------  ----------  -----------
Federal:
  Current...............................................  $  198,716  $       --  $     1,045
  Deferred..............................................      52,743     175,065     (178,657)
State:
  Current...............................................      35,067          --           --
  Deferred..............................................       9,307      30,894      (31,343)
                                                          ----------  ----------  -----------
Provision (benefit) for income taxes....................  $  295,833  $  205,959  $  (208,955)
                                                          ----------  ----------  -----------
                                                          ----------  ----------  -----------

    The following table reconciles income taxes at the federal statutory rate to the provision for income taxes in the accompanying consolidated statements of income for the years ended March 31, 1997, 1996 and 1995.

                                                                                 1997        1996        1995
                                                                              ----------  ----------  -----------
Income tax at federal statutory rate........................................  $  271,846  $  175,065  $   121,359
  State tax, net of federal benefit.........................................      36,939      30,894       28,295
  Alternative minimum tax...................................................          --          --        1,045
  Utilization of net operating loss carryforwards...........................          --          --     (149,654)
  Recognition of cumulative benefit for deferred income tax.................          --          --     (210,000)
  Other.....................................................................     (12,952)         --           --
                                                                              ----------  ----------  -----------
  Provision (benefit) for income taxes......................................  $  295,833  $  205,959  $  (208,955)
                                                                              ----------  ----------  -----------
                                                                              ----------  ----------  -----------

    As of March 31, 1997, CBL had no net operating loss carryforwards for income tax purposes.

    Total deferred tax liabilities and deferred tax assets as of March 31, 1997 and 1996, and the sources of the differences between financial accounting and tax basis of the Company's assets and liabilities which give rise to the deferred tax liabilities and deferred tax assets and the tax effects of each are as follows.

                                                                                   MARCH 31, 1997  MARCH 31, 1996
                                                                                   --------------  --------------
Deferred tax assets:
  Inventory......................................................................    $   32,251      $   71,609
  Accruals and reserves..........................................................        18,289          15,845
  Net operating loss and credit carryforwards....................................            --          47,185
                                                                                   --------------  --------------
                                                                                     $   50,540      $  134,639
                                                                                   --------------  --------------
                                                                                   --------------  --------------
Deferred tax liability:
  Property and equipment.........................................................    $  108,549      $  130,598
                                                                                   --------------  --------------
                                                                                   --------------  --------------

            CHESAPEAKE BIOLOGICAL LABORATORIES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

12. PROFIT SHARING PLAN:

    During the year ended March 31, 1994, the Company established a 401K-Profit Sharing Plan ("the Plan") for all full-time employees with at least six months of service with the Company. Employees may contribute up to 10% of their salary to the Plan and the Company may match the first 3% of salary that the employee contributes to the Plan. The original entry date in the Plan for eligible employees was October 1, 1993. The Company suspended the matching of employee contributions as of July 31, 1994. The Company's cost to match employee contributions was $16,857 for the year ended March 31, 1995.

13. NEW ACCOUNTING PRONOUNCEMENTS:

    In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 121 is effective for financial statements with fiscal years beginning after December 15, 1995. The adoption of SFAS 121 as of April 1, 1996 had no impact on the Company's financial position or results of operations.

    In March 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 simplifies the standards for computing earnings per share ("EPS") previously found in APB Opinion No. 15, "Earnings per Share." It replaces the presentation of primary EPS with a presentation of basic EPS and requires a reconciliation of the numerator and denominator of the diluted EPS calculation. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB Opinion No. 15. SFAS 128 is effective for fiscal years ending after December 15, 1997, and early adoption is not permitted. When adopted, it will require restatement of prior years' EPS. When adopted for the year ending March 31, 1998, the Company will report basic EPS instead of primary EPS. Basic EPS for the years ended March 31, 1997, 1996 and 1995 is $0.13, $0.08 and $0.14, respectively.

14. SUBSEQUENT EVENT:

    On April 25, 1997, the Company filed a Registration Statement on Form S-2 with the Securities and Exchange Commission for the purpose of issuing 1,000,000 shares of its Class A Common Stock. At the current market price, the net proceeds to the Company from this offering are expected to be approximately $4,375,000, if the offering is successfully completed.

                                  SCHEDULE II
            CHESAPEAKE BIOLOGICAL LABORATORIES, INC. AND SUBSIDIARY
                       VALUATION AND QUALIFYING ACCOUNTS
               FOR THE YEARS ENDED MARCH 31, 1997, 1996 AND 1995

                                                                                ADDITIONS
                                                                  BALANCE AT   CHARGED TO                BALANCE AT
                                                                   BEGINNING    COSTS AND                  END OF
                                                                   OF PERIOD    EXPENSES    WRITE-OFFS     PERIOD
                                                                  -----------  -----------  -----------  -----------
Allowances for Doubtful Accounts:
For Fiscal Year Ended March 31, 1995:...........................   $   1,489    $  17,520    $  15,009    $   4,000
For Fiscal Year Ended March 31, 1996:...........................       4,000       33,900       21,500       16,400
For Fiscal Year Ended March 31, 1997:...........................      16,400       15,000       21,100       10,300

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                  ---------

Prospectus Summary..............................          1

Special Note Regarding Forward-Looking
  Information...................................          4

Risk Factors....................................          4

Use of Proceeds.................................          9

Price Range of Common Stock.....................          9

Dividend Policy.................................          9

Capitalization..................................         10

Selected Financial Data.........................         11

Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................         12

Business........................................         17

Management......................................         27

Description of Capital Stock....................         32

Underwriting....................................         35

Legal Matters...................................         36

Experts.........................................         36

Available Information...........................         36

Incorporation of Certain Information by
  Reference.....................................         37

Index to Financial Statements...................        F-1

                                1,000,000 SHARES

                                     [LOGO]

                             CHESAPEAKE BIOLOGICAL
                               LABORATORIES, INC.

                              CLASS A COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                 JUNE 12, 1997

                              FERRIS, BAKER WATTS
                                  Incorporated

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------